082-03744





12-31-09
AR/S

TT&T Public Company Limited and its subsidiaries
Report and consolidated financial statements
31 December 2009



ERNST & YOUNG

Ernst & Young Office Limited
33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047, Bangkok 10501, Thailand
Tel: +66 2264 0777
Fax: +66 2264 0789-90
www.ey.com

บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด
ชั้น 33 อาคารเลครัชดา
193/136-137 ถนนรัชดาภิเษก
คลองเตย กรุงเทพฯ 10110
ตู้ ป.ณ. 1047 กรุงเทพฯ 10501
โทรศัพท์: +66 2264 0777
โทรสาร: +66 2264 0789-90
www.ey.com

Report of Independent Auditor

To the Shareholders of TT&T Public Company Limited

I have audited the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at 31 December 2009, the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, and the separate financial statements of TT&T Public Company Limited for the same period. These financial statements are the responsibility of management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated financial statements of TT&T Public Company Limited and its subsidiaries, and the separate financial statements of TT&T Public Company Limited as at 31 December 2008 and for the year then ended, as presented herein for comparative purposes, were audited by another auditor who, under her report dated 26 February 2009, did not express an opinion on the financial statements referred to above, because of the uncertainties described in paragraphs (a), (b) and (c) below.

Except for the matters described in paragraph (e), I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

(a) As described in Note 1.2 and Note 14 to the financial statements, the Company defaulted on repayment of loans amounting to approximately Baht 6,826 million and default interest, calculated by the Company on the outstanding loans from the due dates up to 31 December 2009, amounting to approximately Baht 446 million. On 28 July 2008, the Security Agent notified that all of the loans and accrued interest were immediately due and payable on the date of the notice, and the Company consequently classified all of the loans as current liabilities. However, the Company has not recorded additional default interest, which can be applied on the whole amount of the loans rather than the scheduled repayments, amounting to approximately Baht 1,340 million as at 31 December 2009. For the year ended 31 December 2009, the Company and its subsidiaries incurred losses from operations amounting to approximately Baht 2,489 million (the Company only: Baht 2,337 million), and as at 31 December 2009, the Company and its subsidiaries had current liabilities approximately Baht 18,687 million in excess of current assets (the Company only: Baht 18,138 million). Due to these factors, the Company submitted a petition for debt rehabilitation to the Central Bankruptcy Court. On 22 July 2009, the Central Bankruptcy Court appointed P Planner Co., Ltd. as the rehabilitation plan preparer, and at the present, the rehabilitation plan preparer is in the process of preparing to take over management and control of the subsidiaries of the Company. On 29 October 2009, the creditors filed claims in an aggregate amount of Baht 61,134 million, while as at 31 December 2009, the Company has total liabilities of Baht 24,561 million recorded in the financial statements. The Company is in the process of inspecting and disputing with claims which the Company disagrees at the proof of debt stage of the rehabilitation process. The ability of the Company and its subsidiaries to continue their businesses as going concerns depends upon the success on the rehabilitation plan. However, the accompanying financial statements have been prepared under the going concern basis assuming that the Company and its subsidiaries will be able to continue their business operations as going concerns and their assets will be realised and their liabilities discharged in the ordinary course of business without any compulsory actions. In addition, the above circumstances may directly affect the valuation of deferred costs of equipment and other assets, which may have been impaired, and the valuation and status of liabilities. The impact of such events cannot be assessed at this time.

(b) As described in Note 19.2 to the financial statements, the Company earns income from other value added services, for which some of the sharing rates are still under negotiation and/or being arranged with the concession provider. As described in Note 7 to the financial statements, as at 31 December 2009, the outstanding balances of such transactions were approximately Baht 468 million. The recording of the related revenues recognised to date and their collectability from the concession provider depend on the outcome of negotiation of the sharing rates with the concession provider.

(c) As described in Note 24 to the financial statements, the Company has ongoing disputes with the concession provider. Claims totaling Baht 38,709 million, which form an integral part of the claims lodged by creditors described in paragraph (a), have been lodged by the concession provider against the Company through filed claims for settlement of debts under the business rehabilitation, and claims amounting to Baht 26,332 million have been lodged by the Company against the concession provider. The Company received a ruling from the Thai Arbitration Institute that the Company should receive such amount; and at the present, the dispute is in the process of being considered by the Central Administrative Court. The Company has not recorded these amounts in the accounts.

(d) As described in Note 6 and Note 7 to the financial statements, the Company recorded receipt of the transfer of promissory notes amounting to Baht 707 million from a related company. In addition, the Company recorded receipt of notification of the transfer of rights in the trade receivable between a subsidiary of the Company and the related company amounting to Baht 170 million. The Company notified the concession provider of such settlements for data communication network service fees on behalf of the concession service provider. To date, the Company has not made payment to the concession provider. However, the Company, acting through the plan preparer, cancelled the promissory notes and refused the transfer of rights in the outstanding payable between the Company and the subsidiary to the related company, and included these matters in the rehabilitation plan so that the plan preparer can request the Central Bankruptcy Court to revoke such transactions, which put other creditors at a disadvantage, and to notify creditors under the previous debt restructuring agreements to take the relevant actions. Moreover, the Company and the subsidiary entered into agreements to change the circuit rental rate, telecommunication network service rate and service conditions in certain agreements. However, the Company, through the rehabilitation plan preparer, believes that these agreements to change rates are not fair to the Company. The aforementioned actions were performed when the Company was under the business rehabilitation process, and prior to the Central Bankruptcy Court ordering the appointment of a plan preparer. The Company, through the rehabilitation plan preparer, is in process of taking legal action, of which the result is not yet known, and the Company has therefore continued to record data communication network services fees in accordance with the previous agreement.

(e) As described in Note to 7 and Note 12 to the financial statements, as at 31 December 2009 a subsidiary had outstanding trade account receivable balances amounting to Baht 120 million. Most of the balances are long outstanding. The debtors no longer use the services of the subsidiary but they use services of the Company instead. The Company has yet to receive payment of the outstanding balances. For conservative reasons, the subsidiary set up full allowance for doubtful accounts. In addition, the subsidiary had equipment to provide these services amounting to Baht 264 million, and also set aside full allowance for impairment for this equipment because the subsidiary was unable to identify the existence of such equipment. However the rehabilitation plan preparer of the Company believes that such equipment is still used to provide the services to customers and the Company has therefore reversed allowance for impairment of such equipment in the same amount in the consolidated financial statements. At present, the rehabilitation plan preparer is in the process of taking over control of the subsidiary, and is therefore unable to determine appropriate amounts of allowance for doubtful accounts and to verify the existence of the equipment. I was unable to perform audit procedures to satisfy myself as to the trade accounts receivable accounts and equipment accounts, and this constitutes a limitation imposed by circumstance at this stage.

Because the uncertainties described in paragraphs (a), (b), (c), (d) and the limitation imposed by circumstance described in paragraph (e) could have a material adverse effect on the consolidated financial statements of TT&T Public Company Limited and its subsidiaries, and the separate financial statements of TT&T Public Company Limited, the impact of which cannot be determined at this stage, I do not express an opinion on the financial statements for the year ended 31 December 2009.



Supachai Phanyawattano
Certified Public Accountant (Thailand) No. 3930

Ernst & Young Office Limited
Bangkok: 26 February 2010

TT&T Public Company Limited and its subsidiaries

Balance sheets

As at 31 December 2009 and 2008

(Unit: Baht)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
Assets					
Current assets					
Cash and cash equivalents		101,206,925	252,413,151	7,563,444	5,132,974
Current investments - deposits with					
financial institutions	14.5	1,792,830,698	1,272,835,366	1,791,130,698	1,263,987,118
Trade accounts receivable					
Related parties	6, 7	227,009,551	141,694,776	700,347,705	666,436,444
Unrelated parties	7	3,185,811,397	2,429,010,851	2,743,728,885	1,918,690,034
Total trade accounts receivable		3,412,820,948	2,570,705,627	3,444,076,590	2,585,126,478
Less: Allowance for doubtful accounts	7	(576,947,020)	(399,244,767)	(323,439,466)	(290,011,161)
Trade accounts receivable - net		2,835,873,928	2,171,460,860	3,120,637,124	2,295,115,317
Amounts due from related parties - net	6	231,723,309	123,407,960	544,752,142	156,244,277
Inventories - net	8	299,554,499	311,887,183	299,554,499	237,651,291
Other current assets					
Withholding tax		243,778,196	330,226,449	201,158,736	277,012,098
Input tax pending payments		170,856,357	175,057,438	84,026,761	63,348,768
Accrued services income		127,278,151	115,008,877	125,687,529	115,008,877
Prepaid expenses		96,491,669	55,544,150	62,368,976	51,570,762
Others		86,543,066	93,354,964	25,886,002	39,574,355
Total current assets		5,986,136,798	4,901,196,398	6,262,765,911	4,504,645,837
Non-current assets					
Investments in subsidiaries - net	9, 14.5	-	-	-	51,000,000
Investments in associate	10	-	56,133,513	-	9,999,947
General investments - related party	11	27,480,190	-	9,999,947	-
Property, plant and equipment - net	12	4,754,466,789	5,185,638,427	4,296,692,003	4,697,160,745
Deferred costs of equipment - net	13, 14.5	20,349,311,904	22,583,365,318	20,386,216,128	22,612,185,740
Other non-current assets		96,219,914	76,063,904	58,427,804	52,292,118
Total non-current assets		25,227,478,797	27,901,201,162	24,751,335,882	27,422,638,550
Total assets		31,213,615,595	32,802,397,560	31,014,101,793	31,927,284,387

The accompanying notes are an integral part of the financial statements.

TT&T Public Company Limited and its subsidiaries

Balance sheets (continued)

As at 31 December 2009 and 2008

(Unit: Baht)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
Liabilities and shareholders' equity					
Current liabilities					
Trade accounts payable					
Related parties	6	1,642,211,298	1,464,116,033	1,490,837,018	1,139,133,725
Unrelated parties		1,524,360,778	1,441,023,579	808,819,954	834,495,652
Total trade accounts payable		3,166,572,076	2,905,139,612	2,299,656,972	1,973,629,377
Amounts due to related parties	6	12,037,736	8,758,878	849,617,289	664,407,895
Loans due upon demand	14	18,698,541,559	19,083,570,168	18,698,541,559	19,083,570,168
Current portion of finance lease liabilities	15	95,304,914	49,533,191	42,868,782	-
Other current liabilities					
Accrued interest expenses	14	2,221,590,456	1,067,725,225	2,221,517,060	1,074,397,399
Unearned revenue		116,594,401	250,567,268	58,252,269	94,154,599
Undue output tax		174,468,662	159,350,124	85,581,487	64,411,627
Accrued expenses		66,843,012	260,999,925	62,153,814	123,635,871
Other payable		79,641,673	66,307,834	65,068,046	48,452,372
Others		41,211,489	28,585,147	17,045,840	21,135,563
Total current liabilities		24,672,805,978	23,880,537,372	24,400,303,118	23,147,794,871
Non-current liabilities					
Finance lease liabilities, net of current portion	15	165,055,751	57,335,921	160,840,938	-
Total non-current liabilities		165,055,751	57,335,921	160,840,938	-
Total liabilities		24,837,861,729	23,937,873,293	24,561,144,056	23,147,794,871

The accompanying notes are an integral part of the financial statements.

TT&T Public Company Limited and its subsidiaries

Balance sheets (continued)

As at 31 December 2009 and 2008

(Unit: Baht)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
Shareholders' equity					
Share capital					
Registered					
7,000,000,000 ordinary shares of Baht 10 each		70,000,000,000	70,000,000,000	70,000,000,000	70,000,000,000
Issued and fully paid-up					
3,242,484,261 ordinary shares of Baht 10 each		32,424,842,610	32,424,842,610	32,424,842,610	32,424,842,610
Premium on ordinary shares		9,360,300,000	9,360,300,000	9,360,300,000	9,360,300,000
Discount on ordinary shares		(8,881,759,888)	(8,881,759,888)	(8,881,759,888)	(8,881,759,888)
Retained earnings					
Appropriated - statutory reserve	17	63,358,478	63,358,478	63,358,478	63,358,478
Unappropriated (deficit)		(26,590,987,334)	(24,102,216,933)	(26,513,783,463)	(24,187,251,684)
Total shareholders' equity		6,375,753,866	8,864,524,267	6,452,957,737	8,779,489,516
Total liabilities and shareholders' equity		31,213,615,595	32,802,397,560	31,014,101,793	31,927,284,387

The accompanying notes are an integral part of the financial statements.



Rehabilitation plan preparer

TT&T Public Company Limited and its subsidiaries

Income statements

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
Revenues					
Revenues from Telephone Services					
Expansion Joint-Investment Agreement	*19, 23.1*	3,591,831,180	3,950,785,789	3,591,831,180	3,950,785,789
Revenues from telecommunication services	*1.2, 6*	2,094,980,248	2,975,003,756	-	-
Sales and services income		250,358,072	576,063,987	5,131,794	64,258,253
Exchange gains		404,944,231	-	400,440,823	-
Dividend income from associate	*10*	-	-	49,899,651	-
Other income		228,177,234	245,890,872	392,505,633	432,448,002
Total revenues		6,570,290,965	7,747,744,404	4,439,809,081	4,447,492,044
Expenses					
Cost of sales and services	*1.2, 6*	6,087,439,335	6,900,796,547	4,209,332,338	4,184,138,487
Selling and servicing expenses	*1.2, 6*	124,339,450	375,249,510	11,521,162	27,115,780
Administrative expenses		1,641,342,561	1,765,771,360	1,338,191,116	1,499,048,882
Exchange losses		-	299,829,728	-	296,629,587
Management benefit expenses		24,621,870	32,986,579	24,621,870	32,986,579
Total expenses		7,877,743,216	9,374,633,724	5,583,666,486	6,039,919,315
Loss before share of income from investments in associate, finance cost and corporate income tax		(1,307,452,251)	(1,626,889,320)	(1,143,857,405)	(1,592,427,271)
Share of income from investments in associate	*10*	21,246,328	28,183,699	-	-
Loss before finance cost and corporate income tax		(1,286,205,923)	(1,598,705,621)	(1,143,857,405)	(1,592,427,271)
Finance cost		(1,184,843,283)	(1,323,253,964)	(1,182,674,374)	(1,322,106,577)
Loss before corporate income tax		(2,471,049,206)	(2,921,959,585)	(2,326,531,779)	(2,914,533,848)
Corporate income tax		(17,721,195)	(5,693,422)	-	-
Net loss for the year		(2,488,770,401)	(2,927,653,007)	(2,326,531,779)	(2,914,533,848)
Basic loss per share	*21*				
Net loss		(0.77)	(0.90)	(0.72)	(0.90)

The accompanying notes are an integral part of the financial statements.

TT&T Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Consolidated financial statements					
	Issued and fully			Retained earnings		
	paid-up share capital	Premium on ordinary shares	Discount on ordinary shares	Appropriated	Unappropriated (deficit)	Total
Balance as at 31 December 2007	32,424,842,610	9,360,300,000	(8,881,759,888)	63,358,478	(21,174,563,926)	11,792,177,274
Net loss for the year	-	-	-	-	(2,927,653,007)	(2,927,653,007)
Balance as at 31 December 2008	32,424,842,610	9,360,300,000	(8,881,759,888)	63,358,478	(24,102,216,933)	8,864,524,267
Balance as at 31 December 2008	32,424,842,610	9,360,300,000	(8,881,759,888)	63,358,478	(24,102,216,933)	8,864,524,267
Net loss for the year	-	-	-	-	(2,488,770,401)	(2,488,770,401)
Balance as at 31 December 2009	32,424,842,610	9,360,300,000	(8,881,759,888)	63,358,478	(26,590,987,334)	6,375,753,866

The accompanying notes are an integral part of the financial statements.

TT&T Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity (continued)

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Separate financial statements					
	Issued and fully			Retained earnings		
	paid-up	Premium on	Discount on		Unappropriated	
	share capital	ordinary shares	ordinary shares	Appropriated	(deficit)	Total
Balance as at 31 December 2007	32,424,842,610	9,360,300,000	(8,881,759,888)	63,358,478	(21,272,717,836)	11,694,023,364
Net loss for the year	-	-	-	-	(2,914,533,848)	(2,914,533,848)
Balance as at 31 December 2008	32,424,842,610	9,360,300,000	(8,881,759,888)	63,358,478	(24,187,251,684)	8,779,489,516
Balance as at 31 December 2008	32,424,842,610	9,360,300,000	(8,881,759,888)	63,358,478	(24,187,251,684)	8,779,489,516
Net loss for the year	-	-	-	-	(2,326,531,779)	(2,326,531,779)
Balance as at 31 December 2009	32,424,842,610	9,360,300,000	(8,881,759,888)	63,358,478	(26,513,783,463)	6,452,957,737

The accompanying notes are an integral part of the financial statements.

TT&T Public Company Limited and its subsidiaries

Cash flow statements

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from operating activities				
Net loss before corporate income tax	(2,471,049,206)	(2,921,959,585)	(2,326,531,779)	(2,914,533,848)
Adjustments to reconcile net loss before tax				
to net cash provided by (paid from) operating activities:				
Depreciation and amortisation	3,195,844,946	2,923,048,192	3,055,449,283	2,836,409,730
Allowance for doubtful accounts	243,968,154	33,781,097	102,767,391	15,887,098
Bad debt	88,959,099	84,469,164	-	6,476,844
Allowance for diminution in value of inventory (reversal)	56,041,007	(1,291,397)	11,456,091	(1,213,952)
Allowance for impairment loss on investments in subsidiarie	-	-	51,000,000	-
Gain on sales of equipment	(14,454,215)	(12,731,400)	(1,656,652)	(7,191,685)
Allowance for impairment loss on equipment	84,012,150	-	-	-
Dividend income from investments in associate	-	-	(49,899,651)	-
Share of income from investments in associate	(21,246,328)	(28,183,699)	-	-
Unrealised (gain) loss on exchange	(402,899,568)	299,829,728	(400,440,823)	296,629,587
Interest expenses	1,184,843,283	1,323,253,964	1,182,674,374	1,322,106,577
Income from operating activities before changes in				
operating assets and liabilities	1,944,019,322	1,700,216,064	1,624,818,234	1,554,570,351
Operating assets (increase) decrease				
Trade accounts receivable	(928,001,235)	(569,229,628)	(858,950,112)	(689,769,576)
Amounts due from related parties	(182,274,241)	(122,904,124)	(462,466,757)	(155,740,441)
Inventories	(51,344,283)	(11,581,188)	(83,125,388)	26,989,331
Other current assets	(37,584,008)	(114,821,839)	(23,846,700)	(24,515,743)
Other assets	(28,819,793)	(9,609,562)	(6,135,686)	(8,359,675)
Operating liabilities increase (decrease)				
Trade accounts payable	257,427,141	1,409,004,636	323,669,446	758,154,770
Amounts due to related parties	3,278,858	8,758,878	176,367,272	619,683,096
Other current liabilities	(287,145,543)	58,461,278	(70,616,871)	(66,138,376)
Cash flows from operating activities	689,556,218	2,348,294,515	619,713,438	2,014,873,737
Cash refunded from withholding tax	68,727,058	15,631,267	75,853,362	26,905,037
Net cash flows from operating activities	758,283,276	2,363,925,782	695,566,800	2,041,778,774

The accompanying notes are an integral part of the financial statements.

TT&T Public Company Limited and its subsidiaries

Cash flow statements (continued)

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from investing activities				
Increase in current investments	(519,995,332)	(1,220,396,134)	(527,143,580)	(1,217,970,929)
Dividend income from investments in associate	49,899,651	-	49,899,651	-
Acquisition of property, plant and equipment	(250,377,401)	(326,348,076)	(58,699,511)	(345,812,139)
Proceeds from sales of equipment	15,746,539	21,866,950	1,799,778	9,731,617
Increase in deferred cost of equipment	(135,848,814)	(414,947,170)	(147,290,045)	(198,570,654)
Net cash flows used in investing activities	(840,575,357)	(1,939,824,430)	(681,433,707)	(1,752,622,105)
Cash flows from financing activities				
Interest paid	(9,007,288)	(290,304,057)	(2,013,933)	(289,156,669)
Repayment of liabilities under finance lease agreements	(59,906,857)	(28,734,331)	(9,688,690)	-
Net cash flows used in financing activities	(68,914,145)	(319,038,388)	(11,702,623)	(289,156,669)
Net increase (decrease) in cash and cash equivalents	(151,206,226)	105,062,964	2,430,470	-
Cash and cash equivalents at beginning of year	252,413,151	147,350,187	5,132,974	5,132,974
Cash and cash equivalents at end of year	101,206,925	252,413,151	7,563,444	5,132,974

Supplement cash flows information

Non - cash transaction

The Company acquired motor vehicles under financial lease agreements amounting to Baht 213 million.

The accompanying notes are an integral part of the financial statements.



1. General information

1.1 Corporate information

TT&T Public Company Limited ("the Company") is a public company incorporated and domiciled in Thailand. The Company is principally engaged in the Joint-Undertaking of and investments in the Expansion Project of Telephone Services with TOT Public Company Limited ("TOT" or "the concession provider") in the Kingdom's provincial areas. Its major shareholder is Jasmine International Public Company Limited, which was incorporated in Thailand. The Company's registered address is 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok.

1.2 Operating results, rehabilitation and fundamental accounting assumptions

The operating revenues (excluding exchange gains) of the Company and its subsidiaries for the year 2009 are significantly lower than revenues for the year 2008, as a result of a decline in revenues under the Telephone Services Expansion and Joint-Investment Agreement and, in particular, a decline in telecommunication network services income caused by the amendment of the service agreement with a related company executed in 2009, as described in Note 6 to the financial statements. A consequences of this included changes in the structure of revenue and cost of services of the telecommunication network service and high speed Internet service. As at 31 December 2009, the Company and its subsidiaries had current liabilities approximately Baht 18,687 million (the Company only: Baht 18,138 million) in excess of current assets. In addition, the Company had outstanding long term loans totaling Baht 18,699 million, of which Baht 6,826 million are in default of the repayment terms originally scheduled, as described in the Note 14 to the financial statements.

The Company has encountered liquidity problems as a result of mismatches between the Company's cash flows and debt service obligations under the loan agreements. The Company tried to propose a number of adjusted repayment plans on various occasions but could not reach mutual agreement with the creditors. On 27 March 2008, the Security Agent notified the Company of their receipt of an Instructing Creditor Notice dated 25 March 2008 from one of the creditors, demanding enforcement of security on the grounds that the Company had breached agreements. To ensure continuity of the business operations and to serve debt restructuring purposes, including the establishment of new debt service conditions appropriate to the Company's cash flow position, the Company, on 22 April 2008, filed a business rehabilitation petition with the Central Bankruptcy Court. As a result, the Company had to suspend payments of interest since



April 2008, as well as suspending payment of loan principal due in June 2008, December 2008, June 2009 and December 2009, pursuant to clause 90/12 (9) of the Bankruptcy Act B.E. 2483.

On 7 November 2008, the Central Bankruptcy Court ordered the Company to enter the business rehabilitation process and ordered the Official Receiver to call a creditors' meeting to consider appointing a plan preparer. On 14 January 2009, the Official Receiver announced a resolution of a creditors' meeting that the Company be appointed as plan preparer. The Official Receiver was to subsequently report the resolution of the creditors' meeting to the Central Bankruptcy Court for review and to issue of an appointment of plan preparer order thereafter. However, On 8 April 2009, the Central Bankruptcy Court rejected the Company as the proposed plan preparer, and ordered the Official Receiver to hold a creditors' meeting again within 40 days to select a new rehabilitation plan preparer, to be proposed by the creditors or the debtors, pursuant to clause 90/17 interval 3 of the Bankruptcy Act B.E. 2483 and report to the Court within 3 days from the meeting date. During the time when the plan preparer had not yet been appointed, the Central Bankruptcy Court appointed the current management of the Company as the Interim Executive with power and duties in managing the business and assets of the debtor under the supervision of the Official Receiver, until the plan preparer was appointed. Subsequently, on 22 July 2009, the Central Bankruptcy Court had an order to appoint P Planner Co., Ltd. as a new rehabilitation plan preparer for the Company which was in conformity with the resolution of the creditors' meeting held on 18 May 2009, voted by the majority which was equal to no less than two-third of total liabilities, that P Planner Co., Ltd. was appointed as plan preparer. On 29 September 2009, the Official Receiver published an advertisement of the appointment order in the Government Gazette. The creditors may file claims for settlement of debts under the business rehabilitation within one month after the appointment of the plan preparer is announced, and on 29 October 2009, the creditors filed claims in aggregate amount of Baht 61,134 million, including creditors in the US dollar currency amounting to USD 255 million or the equivalent to Baht 8,993 million (1 US dollar equal to Baht 35.16) and creditors in the Thai Baht currency amounting to Baht 52,141 million. The Official Receiver will then examine the claims and render one of the following orders 1) to dismiss the claim for settlement of debts or, 2) to allow settlement of debt in full amount or, 3) to allow partial settlement of debt. Interested persons may file objections against the Official Receiver's orders with the court within 14 days after the date of acknowledgement of the Official Receiver's order. Moreover, the plan preparer is in the process of preparing to take over management and control of the subsidiaries, as described in Note 6 to the financial statements.



The plan preparer is then to prepare and submit a rehabilitation plan to the Official Receiver, who will call a creditors' meeting to consider the plan, in accordance with Clause 90/43 of the Bankruptcy Act B.E. 2483, which states that within three months after the appointment of the plan preparer is announced in the Government Gazette, the plan preparer is to submit a plan to the Official Receiver and have sufficient copies sent to all the creditors and the debtors. The Court may extend the time limit up to two more times, with each extension not to exceed one month. After receiving the plan from the plan preparer, the Official Receiver is to call a meeting of creditors with voting rights as soon as possible, in order to discuss whether to accept the plan or how to revise it. If a majority of the creditors vote not to accept the plan, abstain or do not attend the meeting, the Court may cancel the order granting business rehabilitation.

Currently, P Planner Co., Ltd. is in the process of preparing the rehabilitation plan and will submit the plan to the Central Bankruptcy Court within February 2010, which is the timeframe required by law.

Currently, the Company is still complying with the conditions of the loan agreements by submitting the operating expenses budget to the Instructing Group for monthly approval under the Cash Flow Monitoring Procedures.

The management believes that the preparation of financial statements based upon the assumption of continuity of business operations is appropriate. The management believes that the Company will successfully complete the business rehabilitation process and will be successful in its attempt to increase future revenue from telecommunication network services and Internet services, with a focus on marketing strategies. In addition, the Company is concentrating on reducing operating costs and financial restructuring. However, the situation remains uncertain and might impact the Company's future operations and the continuity of such operations. The ultimate outcome of this matter is currently indeterminable. These financial statements have been prepared based on the management's assessment of the situation to date. Nonetheless, actual outcomes may significantly differ from management's current projection. The financial statements have also been prepared on the assumptions that the Company and its subsidiaries will continue their operations as going concerns.



2. Basis of preparation

2.1 The financial statements have been prepared in accordance with accounting standards enunciated under the Accounting Professions Act B.E. 2547 and their presentation has been made in compliance with the stipulations of the Notification of the Department of Business Development dated 30 January 2009, issued under the Accounting Act B.E. 2543.

The financial statements in Thai language are the official statutory financial statements of the Company. The financial statements in English language have been translated from the Thai language financial statements.

The financial statements have been prepared on a historical cost basis except where otherwise disclosed in the accounting policies.

2.2 Basis of consolidation

a) The consolidated financial statements include the financial statements of TT&T Public Company Limited ("the Company") and the following subsidiary companies ("the subsidiaries"):

Company's name	Nature of business	Country of incorporation	Percentage of shareholding		Assets as a percentage to the consolidated total assets as at 31 December		Revenues as a percentage to the consolidated total revenues for the year ended 31 December	
			2009	2008	2009	2008	2009	2008
			Percent	Percent	Percent	Percent	Percent	Percent
Held by the Company								
TT&T Subscriber Services Co., Ltd.	Internet services	Thailand	100	100	3	8	32	49
Triple T Global Net Co., Ltd.	Data communication services	Thailand	100	100	1	2	5	6
Held by subsidiary								
Triple T Telecom Co., Ltd. (100% held by TT&T Subscriber Services Co., Ltd.)	Not yet operation	Thailand	-	-	-	-	-	-



b) Subsidiaries are fully consolidated as from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

c) The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent significant accounting policies.

d) Material balances and transactions between the Company and its subsidiary companies have been eliminated from the consolidated financial statements.

2.3 The separate financial statements, which present investments in subsidiaries and associates presented under the cost method, have been prepared solely for the benefit of the public.

3. Adoption of new accounting standards

In June 2009, the Federation of Accounting Professions issued Notification No. 12/2552, assigning new numbers to Thai Accounting Standards that match the corresponding International Accounting Standards. The numbers of Thai Accounting Standards as referred to in these financial statements reflect such change.

The Federation of Accounting Professions has issued Notification No. 86/2551 and 16/2552, mandating the use of new accounting standards, financial reporting standard and accounting treatment guidance as follows.

3.1 Accounting standards, financial reporting standard and accounting treatment guidance which are effective for the current year

Framework for the Preparation and Presentation of Financial Statements (revised 2007)

TAS 36 (revised 2007)	Impairment of Assets
TFRS 5 (revised 2007)	Non-current Assets Held for Sale and Discontinued Operations

Accounting Treatment Guidance for Leasehold Right

Accounting Treatment Guidance for Business Combination under Common Control

These accounting standards, financial reporting standard and accounting treatment guidance became effective for the financial statements for fiscal years beginning on or after 1 January 2009. The management of the Company and its subsidiaries has assessed the effect of these standards and believes that TFRS 5 (revised 2007), Accounting Treatment Guidance for Leasehold Right and Accounting Treatment Guidance for Business Combination under Common Control are not relevant to the business of the Company, while Framework for Preparation and Presentation of Financial Statements (revised 2007) and TAS 36 (revised 2007) do not have any significant impact on the financial statements for the current year.



3.2 Accounting standards which are not effective for the current year

		Effective date
TAS 20	Accounting for Government Grants and Disclosure of Government Assistance	1 January 2012
TAS 24 (revised 2007)	Related Party Disclosures	1 January 2011
TAS 40	Investment Property	1 January 2011

However, TAS 24 (revised 2007) and TAS 40 allow early adoption by the entity before the effective date.

The management of the Company and its subsidiaries has assessed the effect of these standards and believes that TAS 20 and TAS 40 are not relevant to the business of the Company, while TAS 24 (revised 2007) will not have any significant impact on the financial statements for the year in which it is initially applied.

4. Significant accounting policies

4.1 Revenue recognition

Revenues from the Joint Operate and Joint Investment Agreement are recognised when services have been rendered based on the sharing percentage specified in the agreement.

Revenues from services related to providing telecom network services and Internet services are recognised when services have been rendered.

Sales of goods are recognised when the significant risks and rewards of ownership of the goods have passed to the buyer. Sales are the invoiced value, excluding value added tax, of goods supplied after deducting discounts and allowances.

Interest income is recognised on an accrual basis based on the effective interest rate.

Dividends are recognised when the right to receive the dividends is established.

4.2 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand and at banks, and all highly liquid investments with an original maturity of three months or less and not subject to withdrawal restrictions.

4.3 Trade accounts receivable

Trade accounts receivable are stated at the net realisable value. Allowance for doubtful accounts is provided for the estimated losses that may be incurred in collection of receivables. The allowance is generally based on collection experience and analysis of debt aging.

4.4 Inventories

Inventories are valued at the lower of average cost and net realisable value.

4.5 Investments

a) Investments in non-marketable equity securities, which are investments in a related company, are stated at cost net of allowance for impairment (if any).

b) Investments in associate are accounted for in the consolidated financial statements using the equity method.

c) Investments in subsidiaries and associate are accounted for in the separate financial statements using the cost method, net of allowance for impairment (if any).

The weighted average method is used for computation of the cost of investments.

In the event the Company reclassifies investments in securities, such investments are adjusted to their fair value as at the reclassification date. Differences between the carrying amount of the investments and their fair value on that date are included in determining income or recorded as surplus (deficit) from changes in the value of investments in shareholders' equity, depending on the type of investment which is reclassified.

4.6 Property, plant and equipment/Depreciation

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation and allowance for loss on impairment of assets (if any).

Depreciation of plant and equipment is calculated by reference to their costs on the straight-line basis over the following estimated useful lives:

Leasehold improvements	-	5 years
Buildings and improvements	-	5, 20 years
Furniture, fixtures and office equipment	-	5 years
Tools and equipment	-	5 years
Network equipment	-	5 – 15 years
Vehicles	-	5 years
Dropwire	-	15 years

Depreciation is included in determining income.

No depreciation is provided on land and assets under installation.

4.7 Intangible assets

Intangible assets are measured at cost on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated 8ummarized88 and any accumulated impairment losses (if any).

Intangible assets with finite lives are amortised on a systematic basis over the economic useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The 8ummarized88 period and the 8ummarized88 method of such intangible assets are reviewed at least at each financial year end. The 8ummarized88 expense is charged to the income statement.

The intangible assets with finite useful lives is deferred costs of equipment which are costs of telephone services expansion project transferred to TOT and are amortised on the straight-line basis over the remaining concession period.

4.8 Related party transactions

Related parties comprise enterprises and individuals that control, or are controlled by, the Company, whether directly or indirectly, or which are under common control with the Company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors, and officers with authority in the planning and direction of the Company's operations.

4.9 Long-term leases

Leases of equipment which transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are 8ummarized8 at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The outstanding rental obligations, net of finance charges, are included in other long-term payables, while the interest element is charged to the income statements over the lease period. The equipment acquired under finance leases is depreciated over the useful life of the asset.

4.10 Foreign currencies

Transactions in foreign currencies are translated into Baht at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Baht at the exchange rate ruling at the balance sheet date.

Gains and losses on exchange are included in determining income.



4.11 Impairment of assets

The Company and its subsidiaries assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, the Company and its subsidiaries estimate the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

An impairment loss is 9ummarized in the income statement.

4.12 Employee benefits

Salaries, wages, bonuses and contributions to the social security fund and provident fund are 9ummarized as expenses when incurred.

4.13 Provisions

Provisions are 9ummarized when the Company and its subsidiaries have a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

4.14 Income tax

Income tax is provided in the accounts based on taxable profits determined in accordance with tax legislation.

5. Significant accounting judgements and estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires management to make subjective judgements and estimates regarding matters that are inherently uncertain. These judgements and estimates affect reported amounts and disclosures and actual results could differ. Significant judgements and estimates are as follows:

Leases

In determining whether a lease is to be classified as an operating lease or finance lease, the management is required to use judgement regarding whether significant risk and rewards of ownership of the leased asset has been transferred, taking into consideration terms and conditions of the arrangement.



Allowance for doubtful accounts

In determining an allowance for doubtful accounts, the management needs to make judgement and estimates based upon, among other things, past collection history, aging profile of outstanding debts and the prevailing economic condition.

Property plant and equipment/Depreciation

In determining depreciation of plant and equipment, the management is required to make estimates of the useful lives and salvage values of the Company's plant and equipment and to review estimate useful lives and salvage values when there are any changes.

In addition, the management is required to review property, plant and equipment for impairment on a periodical basis and record impairment losses in the period when it is determined that their recoverable amount is lower than the carrying amount. This requires judgements regarding forecast of future revenues and expenses relating to the assets subject to the review.

Intangible assets

The initial recognition and measurement of intangible assets, and subsequent impairment testing, require management to make estimates of cash flows to be generated by the asset or the cash generating units and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Litigation

The Company and its subsidiaries have contingent liabilities as a result of litigation. The management of the Company and its subsidiaries has used judgement to assess of the results of the litigation and believes that no loss will result. Therefore no contingent liabilities are recorded as at the balance sheet date.



6. Related party transactions

During the years, the Company and its subsidiaries had significant business transactions with related parties. Such transactions, which are 11ummarized below, arose in the ordinary course of business and were concluded on commercial terms and bases agreed upon between the Company and those related parties.

(Unit: Million Baht)

	Consolidated financial statements		
	2009	2008	Transfer pricing policy
Transactions with associates			
Rental and services income	305	436	Contract price
Management fee income	8	88	Contract price
Equipment installation services income	-	3	Contract price
Sales of goods and supplies	-	2	Cost plus margin 1-11%
Other income	15	20	Contract price
Telecommunication services expense	904	1,641	Contract price
Revenue sharing payments	249	-	Contract price
Transactions with related companies			
Rental and services income	581	37	Contract price
Other income	9	-	Contract price
Rental and services expenses	168	149	Contract price
Fee for rehabilitation planner	19	-	As agreed upon
Purchases of equipment	174	443	Contract price
Interest expenses on delay settlement	7	-	MLR
Telecommunication services expense	15	-	Contract price
Revenue sharing payments	686	-	Contract price

(Unit: Million Baht)

	Separate financial statements		
	2009	2008	Transfer pricing policy
Transactions with subsidiaries (eliminated from the consolidated financial statements)			
Rental and services income	159	171	Contract price
Management fee income	22	22	Contract price
Sales of goods and supplies	1	1	Cost plus margin 1-11%
Other income	7	12	Contract price
Purchases of equipment	130	225	Contract price
Maintenance services expenses	27	66	Contract price
Other expenses	90	126	Actual incurred
Interest expenses	5	6	Fixed deposit interest rate plus 0.5%

(Unit: Million Baht)

	Separate financial statements		
	2009	2008	Transfer pricing policy
Transactions with associates			
Rental and services income	259	436	Contract price
Management fee income	8	88	Contract price
Equipment installation services income	-	3	Contract price
Sales of goods and supplies	-	2	Cost plus margin 1-11%
Other income	15	20	Contract price
Transactions with related companies			
Rental and services income	399	-	Contract price
Other income	9	-	Contract price
Rental and services expenses	26	3	Contract price
Fee for rehabilitation planner	19	-	As agreed upon
Purchases of equipment	82	441	Contract price
Interest expenses on delay settlement	7	-	MLR

Balances as at 31 December 2009 and 2008 with related parties were as follows:

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Trade accounts receivable - related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	535	544
Triple T Global Net Co., Ltd.	-	-	158	95
	-	-	693	639
Associates				
Triple T Broadband Plc.[(1)]	-	60	-	27
Triple T Internet Co., Ltd. [(1)]	-	7	-	-
	-	67	-	27
Related companies				
Triple T Internet Co., Ltd. [(1)]	119	-	-	-
Triple T Broadband Plc. [(1)]	41	-	7	-
Jasmine Internet Co., Ltd.	31	30	-	-
Jasmine Telecom Systems Plc.	18	21	-	-
Acumen Co., Ltd.	7	2	-	-
Smart Highway Co., Ltd.	2	11	-	-
CS Loxinfo Plc.	8	3	-	-
Jastel Network Co., Ltd.	-	1	-	-
Loxley Plc.	-	6	-	-
Others	1	1	-	-
	227	75	7	-
Total trade accounts receivable - related parties	227	142	700	666

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
<u>**Amounts due from related parties**</u>				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	288	26
Triple T Global Net Co., Ltd.	-	-	31	7
	-	-	319	33
Associate				
Triple T Broadband Plc.(1)	-	123	-	123
Related companies				
Triple T Broadband Plc. (1)	301	-	296	-
KSC Commercial Internet Co., Ltd.	11	11	11	11
Triple T Internet Co., Ltd. (1)	1	-	-	-
Jasmine Internet Co., Ltd.	2	-	1	-
Smart Highway Co., Ltd.	1	-	-	-
CS Loxinfo Plc.	1	-	-	-
Others	-	-	3	-
	317	11	311	11
	317	134	630	167
Less: Allowance for doubtful accounts	(85)	(11)	(85)	(11)
Total amounts due from related parties - net	232	123	545	156
<u>**Trade accounts payable - related parties**</u>				
Subsidiary				
TT&T Subscriber Services Co., Ltd.	-	-	946	645
Associate				
Triple T Broadband Plc.(1)	-	881	-	-
Related companies				
Triple T Broadband Plc.(1)	879	-	-	-
Siam Teltech Computer Co., Ltd.	264	232	263	232
Jasmine Telecom Systems Plc.	231	307	231	218
Triple T Internet Co., Ltd. (1)	211	-	-	-
Acumen Co., Ltd.	29	26	26	26
Smart Highway Co., Ltd.	21	14	20	14
Professional Computer Co., Ltd.	2	3	2	3
Loxley Plc.	3	1	3	1
Jasmine Internet Co., Ltd.	2	-	-	-
	1,642	583	545	494
Total trade accounts payable - related parties	1,642	1,464	1,491	1,139



(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Amounts due to related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	840	655
Triple T Global Net Co., Ltd.	-	-	2	-
	-	-	842	655
Related companies				
Premium Assets Co., Ltd.	11	8	7	8
Triple T Broadband Plc. [(1)]	1	-	1	-
Others	-	1	-	1
	12	9	8	9
Total amounts due to related parties	12	9	850	664

[(1)] As described in Note 10 to the financial statements, after the increased share capital of Triple T Broadband Plc., Triple T Broadband Plc. and its subsidiary had been changed status from associates to be related companies.

Directors and management's benefits

In 2009, the Company paid salaries, bonuses, meeting allowances and gratuities to their directors and management totaling Baht 25 million (2008: Baht 33 million).

The settlement of outstanding balances with related parties and other significant matters

On 19 June 2009, Meeting of the Board of Directors No. 6/2552 of TT&T Subscriber Services Co., Ltd. ("TT&T SS"), a subsidiary, passed resolutions approving at that time TT&T SS to enter into an agreement with Triple T Broadband Plc. ("TTT"), an associate, whereby TTT is to receive the assignment of promissory notes amounting to Baht 707 million issued by the Company (issued to settle debts that arose from TT&T SS making advance payment of operating expenses of the Company in accordance with the resolutions of Meeting No. 3/2552 of the Board of Directors, acting as the Interim Executive of the Company, on 23 February 2009), with TT&T SS to endorse the promissory notes to TTT; and to transfer its rights of claim over outstanding receivables from the Company, amounting to Baht 170 million. These transfers are made in settlement of telecom network services payable to TTT in an equal amount of Baht 877 million.



The Company received promissory notes amounting to Baht 707 million from TTT in settlement of amounts owed by TTT to TOT for data communication network services. The Company was contacted by TTT, who claimed that TOT has filed criminal and civil lawsuits against TTT so that TTT was not able to pay data communication network service fees to TOT, and therefore requested to make payment of data communication network service fees to the Company as the directly contracting party. Previous practice had been that if TOT received payments of data communication network service fees from TTT, TOT was to transfer to the Company the part of the sum received, representing revenue to which the Company is entitled at the rates stipulated under the Telephone Services Expansion and Joint-Investment Agreement. The previous management reported the aforementioned action to meeting No. 7/2552 of the Board of Directors acting as Interim Executive of the Company, on 23 June 2009.

TT&T SS transferred its rights of claim over outstanding amounts of Baht 170 million to TTT and TTT agreed to accept the transfer of these rights and requested the Company to accept payment of the amount payable to TOT, on behalf of TOT, for the reason described above. With respect to payment of outstanding data communication network service fees, TTT issued written notice of intention to offset debt to the Company. These actions were reported by the previous management to meeting No. 8/2552 of the Board of Directors as Interim Executive of the Company, on 1 July 2009.

However, the Company, acting through the plan preparer, was only notified of the transfer of rights in trade receivables between TT&T SS and TTT on 24 September 2009, after the previous management had submitted a description of the Company's business and assets and handed over the Company's assets, a seal, accounting books and other documentation related to the assets, liabilities, and operations of the Company to the plan preparer, on 29 July 2009.

The aforementioned actions are viewed as settlement of debt by the Interim Executive, performed while the Company was undergoing business rehabilitation process, and prior to the Central Bankruptcy Court ordering the appointment of a plan preparer. The Company, acting through the plan preparer, is in the process of taking legal action of which the result is not yet known. Furthermore, TOT has yet to receive any payment from or to issue any receipts / tax invoices to TTT. The Audit Committee Meeting No. 13/2552 held on 29 December 2009 resolved to acknowledge and approved the cancellation of promissory notes amounting to Baht 707 million, and refused the transfer of rights in the outstanding receivable amounting to Baht 170 million between TT&T SS and the Company to TTT. The meeting also approved the adjustment of accounting records to correspond to that proposed by the Company, through the plan preparer, and included these matters in the rehabilitation plan so that the plan preparer can request the

Central Bankruptcy Court to revoke such transactions, which may put other creditors at a disadvantage and to notify the creditors under the previous debt restructuring contracts to take relevant actions. Besides, the adjustments of accounting records by the Company on those that were committed by the Interim Executive is in line with the written opinion from the plan preparer's legal advisor dated 1 February 2010 regarding the issuance of promissory notes that such issuance is not considered a payment of debt in a normal course of business provided under Clause 90/12 (9) of the Bankruptcy Act, which requires that prior approval shall be obtained from the Central Bankruptcy Court for the entire promissory notes to be fully effective. Since the promissory notes are not legally valid, they are unlawful notes. Likewise, the transfer of rights over Baht 170 million trade receivable of TT&T SS and the settlement of debts do not constitute a complete and legitimate debt settlement transaction. In this respect, the cancellation by the plan preparer of promissory notes amounting to Baht 707 million and the refusal of transfer of rights in the outstanding receivable amounting to Baht 170 million between TT&T SS and the Company to TTT are both legitimate.



On 11 August 2009, TT&T SS relocated its headquarters from the location of the Company's premises to a separate office, which affects the management of financial transactions since this company has a legal corporate relationship with the Company, as its subsidiary. The Company, acting through the plan preparer, as the major shareholder with 99.99% of shares, never acknowledged this before, and subsequent to the registration of the change of address, the directors of TT&T SS requested the Company, acting through the plan preparer, to hand over the assets, documents, seal and other items of the subsidiary. The plan preparer never received the transfer of such assets and documents from the Interim Executive since TT&T SS is a separate entity, but on 17 August 2009, Mr. Nitthimon Juengsiri, a newly appointed director, filed a complaint accusing the plan preparer of embezzling TT&T SS's asset. The investigating officer has proposed that legal action not be pursued.

In addition, the Company, acting through the plan preparer, has not yet been able to assume control over examine, and oversee the operations and assets of the subsidiaries, TT&T SS and Triple T Global Net Co., Ltd., because the boards of directors were appointed by the previous management. On 10 August 2009, Mr. Nitthimon Juengsiri, an outsider, was appointed to the board of directors of the two subsidiaries following the resignation of Mr. Suroj Lamsam, who resigned his directorship with TT&T SS on 2 June 2009 and Ms. Saijai Kitsin, who resigned her directorship with Triple T Global Net Co., Ltd. on 21 April 2009. Subsequently, Ms. Nitthimon Juengsiri, was appointed chairman of the board of directors of both subsidiaries, without prior approval being sought from the Company, who is the major shareholder, in order to take charge of actions in dispute with the Company, acting through the plan preparer. Meanwhile, the plan preparer sold shares of the subsidiaries owned by the Company to the Company's staff with 3 shares of each subsidiary sold to 3 employees, at 1 share per employee at a price of 10 Baht per share. The share transfers were recorded in the share registers of the two subsidiaries. The objective of this share transfer was to entitle the staff to attend the Extraordinary Shareholders Meeting held on 26 August 2009 to appoint additional directors. However, this action was objected to by the directors of the subsidiaries, who claimed that the subsidiaries had never appointed their registrars to handle registration of changes to the share register, and on these grounds, the new registered shareholders were denied entry to the Extraordinary Shareholders Meeting. The directors with shareholdings who were part of the former management also absented themselves from the meeting, and as a result the quorum of two attendants required by law was not reached. To date, the Company, acting through the plan preparer, has not yet been able to hold the extraordinary shareholders meetings of the two subsidiaries, even though the Company holds 4,999,993 shares (or 99.99%) of TT&T SS, while only 7 shares are held by directors nominated by the previous management, and 99,993 shares (or 99.99%) of Triple T Global Net Co., Ltd., compared with the 7 shares held by directors nominated by the previous management. Moreover, complaints were filed against the plan preparer at the investigative level, by a party claiming to be a creditor of the Company called, from those who claimed Forward Telecom Services Co., Ltd. alleging that as the rehabilitation planner, the plan preparer was guilty, disposing, transferring or taking other action creating obligations over the debtors' assets, as a result of the sale of the shares of the subsidiaries mentioned above. The investigating officer decided not to proceed with legal action.



Forward Telecom Services Co., Ltd. and R.V.Telecom and Engineering Co., Ltd. issued checks to the Company on the same date of 1 June 2009, for respective period to these two companies in settlement for goods amounts of Baht 18,169,966.44 and Baht 961,930.00, respectively. These were the same amounts that the previous management made payments for goods to the two companies. The previous management deposited the two checks into the Company's deposit account on 13 July 2009 in order to give these two companies the status of trade creditors of the Company.

The Company, acting through the plan preparer, believed that payment for goods to the two companies was completed on 30 April 2009, and 19 December 2008, respectively, and the accounting transactions that the previous management revised to record trade payables again were performed for unknown reasons. The Company, acting through the plan preparer, therefore adjusted accounts by transferring the trade creditors to other current liabilities for pending repayments to the two companies in the balance sheet as at 30 September 2009. On 30 December 2009, the Company bought cashier cheques of Baht 18,169,966.44 and Baht 961,930.00 to repay to Forward Telecom Services Co., Ltd. and R.V.Telecom and Engineering Co., Ltd., respectively. Both two cheques were deposited with the Property Deposit Office, Legal Execution Department, for repayment to the mentioned companies. Accounting record as at December 2009 was adjusted to correctly depict the acknowledgement and approval resolution of the Audit Committee Meeting No. 13/2552 held on 29 December 2009. The Property Deposit Office sent a notice, dated 29 January 2010, to inform the Company, acting through the plan preparer, that Forward Telecom Services Co., Ltd. had already received deposited payment.

The Company, acting through the plan preparer, is considering legal proceedings with respect to the previous managements making the settlement of debt arising prior to the date of 7 November 2008, when the court ordered the Company to enter into business rehabilitation processes.

On 24 December 2009, the plan preparer and the Company's management had a meeting with the Securities and Exchange Commission (SEC) pursuant to the SEC's notification No. KorLorTor. 2108/2552, dated 21 December 2009, regarding "Request for clarification of fact and additional information in relation to the amendment of the notes to financial statements in the 2nd quarter and the amendment of the financial statements in the 3rd quarter of 2009" and to provide progress report on various aspects, along with related documents supporting the explanation. The plan preparer and the Company's management informed the SEC of problems arising previously that were not in compliance with principles of good governance for listed companies. Therefore, in considering remedial actions to be taken in order to preserve the correctness and transparency, the Company requested to make amendments to the notes to the financial statements in the 2nd quarter and of the financial statements in the 3rd quarter of 2009 in order that they reflect reality.

Significant agreements with related parties

The Company entered into purchase and installation of equipment agreements with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system. As at 31 December 2009, the Company had payment commitments for equipment under the aforesaid agreements in the amounting to approximately Baht 2 million.

The Company entered into a service and consultancy service agreement with TT&T SS under which the Company will provide technical assistance and financial, legal and marketing consultancy services to the subsidiary. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days. TT&T SS notified cancellation of the contract with effective since 1 January 2010.

On 1 May 2006, the Company entered into contract with TTT under which the Company provides services in management, financial and accounting, marketing, advertising and public relations, legal advisory and assistant, technique and maintenance of telecom network for the related company. The Company receives remuneration at the rate and conditions specified in the agreement. The contract is valid for one year and is renewable on an annual basis. TTT notified cancellation of the contract with effective 30 April 2002.

In 2005, the Company entered into an agreement with TT&T SS. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the related company clients, including help solving all the problems requested to the related company's customers.
- Arrange the printing of receipts and/or invoices (Billing).

The Company is compensated on a monthly basis according to the rate and condition stated in the contract. The contract is valid for one year with an option to extend for an additional year. The contract parties may terminate the contract by giving advance written notice to the counterparty of not less than 60 days. Nevertheless, there had been no service fee charged to TTT SS since May 2007. The charging of service fee resumed during May 2008 to May 2009, without a notice of termination of contract. In May 2009, a change was made to invoice from issuing them on behalf of TT&T to issuing on behalf of TTT. Therefore, there has been no service fee charged to TT&T SS since June 2009.



In 2008, the Company entered into business and marketing joint undertaking agreements with TT&T SS and Triple T Global Net Co., Ltd. under which the Company agrees to sell, resale or lend telecommunication services including joint undertaking to expand marketing. The agreement is valid for one year and is renewable on an annual basis. The agreement parties may terminate it by giving advance notice to another of not less than 60 days. The Company agreed to give discount to such subsidiaries at the specific rate in the agreement of service fee rendered to customers.

On 1 October 2006, the Company entered into the Overall Management, Repair and Maintenance Public Telephone Contract and the Coin Telephone Rental Agreement. However, on 28 August 2009, the Company notified to TT&T SS on cancellation of the agreements with effective since 1 October 2009. The Company shall subsequently handle the operation and maintenance of public phone by itself.

On 9 September 2009, TT&T SS cancelled five car rental contracts entered with the Company that comprises of the Rental Contract dated 26 February 1998, 1 November 2006, 6 October 2006, 19 January 2007, and 20 February 2007 with effective since 30 September 2009. In addition, TT&T SS notified cancellation of the car rental contract dated 1 October 2006 for those cars that TT&T SS rent from the Company with effective since 30 September 2009.



On 1 May 2006, the Company entered into an agreement to provide circuit rental to TTT, for a monthly fee calculated in accordance with the rate and conditions specified in the agreement, which runs until 26 October 2018. On 11 May 2009, Meeting No. 5/2552 of the Board Directors acting as the Interim Executive of the Company passed a resolution approving the amendment of the service charge for circuit rental services stipulated under the agreement made with TTT, to 15 percent of the average monthly telecommunication network services revenue per circuit received by TTT. However, the Company, acting through the rehabilitation plan preparer, believed that the Company's entering into an amendment of the tariff under the Data Communication Service Contract was not fair to the Company because it would result in the Company's invoicing of service fees to TTT of Baht 248 million since the effective date of such agreement, compared with Baht 380 million if the previous tariff of Baht 150/port/month were preserved. The Company, acting through the rehabilitation plan preparer, disagreed with the above action and therefore continued to record the service revenues by using the former tariff structure.

On 21 June 2006, TTT entered into an agreement to provide telecom network services to TT&T SS whereby service fees were to be payable on a monthly basis at the rate and under the conditions specified in the agreement. The agreement is effective until the expiry date of Concession of 26 October 2018. The Board Directors of TT&T SS, by resolution of Meeting No. 5/2552, held on 11 May 2009, approved TT&T SS amending the conditions of the agreement with respect to calculation of the telecom network service fees previously agreed with TTT, such that it would be based upon a revenue sharing scheme, with TT&T SS to receive revenue sharing at 5 percent of the service fees collected from customers, or equivalent to about Baht 29 per port per month. Moreover, an amendment extended the scope of the contract parties to include a subsidiary of TTT (Triple T Internet Co., Ltd.), who is to join with TT&T SS in providing service to customers. Under this agreement, TTT or a subsidiary of TTT is to invest in telecom network services, procurement of routers and is responsible for advertising and public relations. The contract amendments have resulted in a reduction of TT&T SS' revenue from the previous tariff of Baht 590 per port per month to Baht 29 per port per month, in exchange for releasing it from the cost burden that was to be passed on to TTT or its subsidiary. The rationale for this provided by the former management was that it would increase TT&T SS profit per port per month.

On this issue, the Company, acting through the plan preparer, remarks that the aforementioned amendment of agreement will disqualify TT&T SS from being a telecom operator and position it as only an agent that hand over duties of providing telecom network service to TTT and its subsidiary (Triple T Internet Co., Ltd.), the contract parties. The Company, acting through the plan preparer, is in process of taking legal action of which the result is not yet known.

On 21 April 2008, only one day prior to the filing of the petition for business rehabilitation of the Company on 22 April 2008, the Company entered into the Cooperation to Provide Service Agreement with TTT, whereby TTT was to perform maintenance on the data communication network and other related basic telecommunication equipment, and to support the Company in accordance with the Call Center and Billing Agreement. The substance of this agreement is that the Company must allow staff or representatives of TTT to utilize and control the assets comprising all that the company owns or holds rights over the telecommunication network equipment, the operating areas of the Billing and Call Center system, and to access the Company's customer information under the Customer Care and Billing System (CC&B). The Company has also to grant rights to TTT to print receipts or invoices and to handle customer complaints customers under the Data Communication Service Contract, in full or in part, at related to the discretion of TTT, without collecting rental, costs, or any other compensation. The agreement continues for force in as long as TTT judges that or it is a fact that the Company is unable to perform maintenance duties for the data communication network. The agreement terminates at the end of the Concession on 26 October 2018 or when TTT accepts that the Company is able to perform maintenance duties for the data communication network and other related basic telecommunication equipment, and is able to perform its duties under the Call Center and Billing Agreement, in a manner that will not cause damage to TTT.

In this matter, the Company, acting through the plan preparer, is considering the action to be taken, and the result of these is still unknown at this stage because cancellation of the mentioned contract is at the sole discretion of TTT, the counterparty to the agreement, based on its judgment as to the Company's ability to undertake the duties of maintenance of the data communication network and basic telecommunication equipment in a manner that shall not cause damage to TTT.

Continuous reductions in the number of the Company's employees, from around 4,000 to approximately 2,000 in mid 2009 adversely affected the Company's operations. Subsequently, since the Central Bankruptcy Court ordered the appointment of P Planner Co., Ltd. as rehabilitation planner of the Company on 22 July 2009, the number of hires at the Company has gradually increased, such that there were approximately 2,700 employees by the end of October 2009, which enabling the Company to continue operating normally. However, there were a substantial number of employee resignations and transfers to work with TTT at the end of April 2009, including the resignation of 32 key managers of the provincial service areas, who left the Company to work with TTT. The Company, acting through the previous management, entered into one year temporary employment contracts with the 32 personnel from 30 April 2009 with remuneration paid in the range of Baht 30,000 - 50,000 per person per month. These 32 employees have thus held positions with two companies at the same time. The objective of this was to enable these staffs to exercise rights under the temporary employment contracts to enable their entry into the Company's areas to perform maintenance of the data communication network and the basic telecommunication network equipment. This group of employees ignored orders from the Company, acting through the plan preparer, calling a meeting to announce policy and operating plans during the rehabilitation period and have filed claims with the Department of Labor Protection and Welfare demanding additional welfare, i.e. housing loans, membership of the provident fund, car allowances and fuel allowances, by relying on the provisions of the mentioned temporary employment contracts. This group of employees, of which 29 subsequently remain, simultaneously terminated their temporary employment contracts on 21 October 2009 during negotiations with the Company on labor disputes, thus ending those disputes. Since then, the Company has encountered instances of employees and representatives of the related company (TTT) destroying lock and intruding into the Company's switching units installed in buildings that the Company built and acquired to had already transferred title to assets to TOT. The company was in return granted sole possessory rights and utilization rights over the land and/or building, inclusive of the telecommunications network in the possession of the Company, which the Company is obliged to protect from any possible damage, loss or theft. The Company has filed complaints with investigating officers and these have given rise to numerous legal cases in various locations throughout the country.

In January and February 2009, Triple T Global Net Co., Ltd., a subsidiary, entered into Memorandums of Understanding with Jasmine Telecom Systems Plc., a related company, to rent up to 4,000 public telephones with telephone booths for a period of 2 years from the date of the rental contract, which can be extended periodically, by up to 10 years on aggregate; and to rent up to 12,000 public telephones for a period of 1 year from the date of the rental contract, which can be extended periodically, by up to 5 years on aggregate. According to the Memorandums, the subsidiary will pay monthly rental at a fixed monthly rate per telephone throughout the rental period. However, on 14 May 2009, each party entered into a new Memorandum of Understanding to terminate the Memorandum of Understanding regarding public phone rental as mentioned above. The termination is effective as at the date of the new Memorandum. In addition, the subsidiary also engaged in coin collection with Jasmine Telecom Systems Plc. where by the subsidiary receives a fixed-rate fee per machine. Such service had not made in contract between each party and was cancelled since July 2009.

On 20 May 2009, TT&T SS entered into an agreement with Triple T Internet Co., Ltd. to rent equipment for use in Internet services use for 3 years from the date of the rental contract. The corresponding rental fee is Baht 1.7 million per month.

On 20 May 2009, TT&T SS entered into an agreement with Triple T Internet Co., Ltd. to rent Internet data centers and equipment. This agreement is valid for 3 years from the date of the rental contract with the rates and conditions specified in the agreement.



7. Trade accounts receivable

The balances of trade accounts receivable as at 31 December 2009 and 2008, aged on the basis of due dates, are summarised below.

(Unit: Million Baht)

	Consolidated financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As at 31 December 2009						
TOT at agreed rates	353	346	89	376	1,020	2,184
TOT at rates pending agreement (Note 19.2)	-	-	-	-	469	469
VAT on the assets transferred to TOT	-	-	-	-	7	7
Receivables from Internet service	51	60	89	74	41	315
Trade accounts receivable - others	42	44	75	40	10	211
	446	450	253	490	1,547	3,186
Trade accounts receivable - related parties	37	70	86	19	15	227
	483	520	339	509	1,562	3,413
Less: Allowance for doubtful accounts						(577)
Total trade accounts receivable - net						2,836

(Unit: Million Baht)

	Consolidated financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As at 31 December 2008						
TOT at agreed rates	311	223	197	262	407	1,400
TOT at rates pending agreement (Note 19.2)	-	1	4	6	457	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Receivables from Internet service	257	128	45	34	31	495
Trade accounts receivable - others	1	35	10	5	8	59
	569	387	256	307	910	2,429
Trade accounts receivable - related parties	72	15	32	23	-	142
	641	402	288	330	910	2,571
Less: Allowance for doubtful accounts						(399)
Total trade accounts receivable - net						2,172



(Unit: Million Baht)

	Separate financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As at 31 December 2009						
TOT at agreed rates	353	346	89	376	1,020	2,184
TOT at rates pending agreement (Note 19.2)	-	-	-	-	469	469
VAT on the assets transferred to TOT	-	-	-	-	7	7
Trade accounts receivable - others	43	17	10	4	10	84
	396	363	99	380	1,506	2,744
Trade accounts receivable - related parties	7	42	66	134	451	700
	403	405	165	514	1,957	3,444
Less: Allowance for doubtful accounts						(323)
Total trade accounts receivable - net						3,121

(Unit: Million Baht)

	Separate financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As at 31 December 2008						
TOT at agreed rates	311	223	197	262	407	1,400
TOT at rates pending agreement (Note 19.2)	-	1	4	6	457	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Trade accounts receivable - others	10	11	10	5	8	44
	321	235	211	273	879	1,919
Trade accounts receivable - related parties	61	97	113	229	166	666
	382	332	324	502	1,045	2,585
Less: Allowance for doubtful accounts						(290)
Total trade accounts receivable - net						2,295

As at 31 December 2009, TOT at agreed rates included a receivable of Baht 1,099 million, of which Baht 534 million is more than one year overdue, from TTT. That is to be paid to TOT and then share with the Company. In addition, the Company also has net receivable of Baht 295 million from TTT. The ability of TTT to make payment may be dependent upon its receipt of a net amount of Baht 879 million due from TT&T SS. In turn, TT&T SS's ability to make payment may be dependent upon receipt of a net amount Baht 1,786 million due from the Company. The Company is currently restricted to making only payments that have been approved by the instruction group as described in Note 1.2 to the financial statements. No provision has been made in these financial statements against the amount due from TTT. The management believes that with reference to the facts outlined in Note 1.2 to the financial statements, and section 303 interval 1, and section 341 interval 1, of the Civil and Commercial Code, the Company will be able to collect the debt and has the legal right to do so. In addition, as described in Note 6 to the financial statements, the Company received payments from TTT that TTT owed to TOT. TOT notified the Company to submit such payments to TOT as soon as possible in compliance with the Joint Operation and Joint Investment Agreement; however, the Company has not made payment to TOT. The Company presented the pending payments to TOT under the caption of "Amounts pending payment" in the balance sheet. Nevertheless, the Audit Committee Meeting No. 13/2552, held on 29 December 2009, resolved to acknowledge and approved the cancellation of the promissory notes amounting to Baht 707 million, and also refused the transfer of rights in the outstanding receivable between TT&T SS and the Company amounting to Baht 170 million. The Company reversed the "Amounts pending payment" to accounts payable TT&T SS as previously recorded in the separate financial statements and therefore the "Amounts pending payment" required to be reversed to trade accounts payable TTT in the consolidated financial statements.

As at 31 December 2009, TOT at rates pending agreement included receivables in respect of other value added services, such as T-Pin, T-SMS and ADSL, amounting to Baht 468 million (2008: Baht 468 million). The Company has yet to receive its share of income from TOT, and has recorded the income sharing at the rates initially agreed with TOT as described in Note 19.2 to the financial statements. The Company has not made any allowance for doubtful debt for this amount, as per the agreement between the parties; TOT maintains monies in a separately designated and restricted account for settlement with the Company once rates are agreed.



As at 31 December 2009, Triple T Global Net Co., Ltd. ("TGN") had outstanding trade account receivable balances amounting to Baht 120 million. Most of the balances are long outstanding. The debtors no longer use the services of TGN but use services of the Company instead. TGN has yet to receive payment of the outstanding balances. For conservative reasons, TGN set up full allowance for doubtful accounts.

8. Inventories

(Unit: Million Baht)

	Consolidated financial statements							
			Allowance of diminution in value of inventory					
	Cost		Reduction cost to net realisable value		Stock obsolescence		Inventory-net	
	2009	2008	2009	2008	2009	2008	2009	2008
Finished goods	58	65	-	-	(55)	(16)	3	49
Work in process	1	23	-	-	-	-	1	23
Spare parts for repair and maintenance	317	244	(14)	-	(7)	(4)	296	240
Total	376	332	(14)	-	(62)	(20)	300	312

(Unit: Million Baht)

	Separate financial statements							
			Allowance of diminution in value of inventories					
	Cost		Reduction cost to net realisable value		Stock obsolescence		Inventories-net	
	2009	2008	2009	2008	2009	2008	2009	2008
Finished goods	14	12	-	-	(10)	(11)	4	1
Work in process	1	-	-	-	-	-	1	-
Spare parts for repair and maintenance	311	241	(14)	-	(2)	(4)	295	237
Total	326	253	(14)	-	(12)	(15)	300	238

9. Investments in subsidiaries

Details of investments in subsidiaries as presented in separate financial statements are as follows:

(Unit: Million Baht)

	Paid-up capital		Cost		Allowance for impairment loss of investment		Net book value cost method - net	
	2009	2008	2009	2008	2009	2008	2009	2008
TT&T Subscriber Services Co., Ltd.	50	50	50	50	(50)	-	-	50
Triple T Global Net Co., Ltd.	1	1	1	1	(1)	-	-	1
Total investments in subsidiaries			51	51	(51)	-	-	51

In 2009, the Company recorded loss on impairment of investments in TT&T Subscriber Services Co., Ltd. and Triple T Global Net Co., Ltd. totaling Baht 51 million in the separate financial statements, based on consideration of the net realisable value of the investment in the subsidiary compared with investment under the cost method.

10. Investments in associate

(Unit: Million Baht)

Company's name	Nature of business	Country of incorporation	Percentage of shareholding		Cost		Carrying amounts based on equity method		Share of income from investments in associate during the year	
			Consolidated financial statements							
			2009	2008	2009	2008	2009	2008	2009	2008
Triple T Broadband Plc.	Telecommunication network services	Thailand	-	9.09	-	10	-	56	21	28
Total					-	10	-	56	21	28

(Unit: Million Baht)

Company's name	Nature of business	Country of incorporation	Percentage of shareholding		Cost		Dividend received during the year	
			Separate financial statements					
			2009	2008	2009	2008	2009	2008
Triple T Broadband Plc.	Telecommunication network services	Thailand	-	9.09	-	10	50	-
Total					-	10	50	-

On 13 September 2006, the Company and Acumen Co., Ltd. ("Acumen"), which is a subsidiary of Jasmine International Plc., the major shareholder of the Company, entered into a memorandum of undertaking, which contains a condition whereby Acumen is to provide financial support to TTT during the time that TTT is a subsidiary of Acumen, and that Acumen will allow the shareholders of the Company to purchase the newly-issued shares and/or the existing shares of TTT held by Acumen in order to adjust the shareholding proportion for joint shareholding in TTT on the date of the initial public offering of TTT or three years after the date of the memorandum (if TTT is unable to launch its public offering within such period). In this regard, if the public offering of TTT shares takes place, the purchase price of such shares will be par value (Baht 10) plus a premium of 20% per annum (which is considered will be the return on the investment of Acumen) or the public offering price of the ordinary shares of TTT, whichever is lower. If there is no public offering, the purchase price will be a fair price estimated by an independent financial advisor approved by the Securities and Exchange Commission ("SEC").

The Company had been informed by TTT that TTT had submitted the application requesting for an approval for the offering of its ordinary shares to public to SEC on 21 November 2007. On 19 June 2008, SEC sent the letter to TTT, informed that SEC was unable to extend the period of supporting information submission as TTT requested and also returned the form of filling for the permission for the public offering and the updated registration statements to TTT.

On 16 July 2009, TTT Board of Directors' Meeting No. 5/2552 passed the resolution to call the Extraordinary Meeting of Shareholders No.1/2552 on 27 July 2009. The Company, by P Planner Company Limited in its' capacity of the plan preparer of the Company pursuant to the Central Bankruptcy Court's order on 22 July 2009, who possesses power and duties in managing the business and assets of the debtor in according to the article 90/25 of Bankruptcy Act B.E.2483, had authorised its proxy to attend the mentioned Extraordinary Meeting of Shareholders. However, in light of an inadequate information being obtained and restricted time period for performing careful consideration, the Company, by its proxy, thus voted "disagree" in all proposed matters including (1) To consider and approve the Minutes of the Annual General Meeting of Shareholders of TTT held on 24 April 2009 (2) To consider and approve a decrease of the registered capital of TTT from Baht 1,200 million to Baht 110 million (3) To consider and approve the amendment to Clause 4 of the Memorandum of Association of TTT to be consistent with the decrease in the registered capital (4) To consider and approve an increase in the registered capital of TTT from Baht 110 million to Baht 1,000 million by issuing 890 million of new ordinary shares (5) To consider and approve the amendment in Clause 4 of the Memorandum of Association of TTT to be consistent with the increase in the registered capital and (6) To consider and approve the allocation of ordinary shares of TTT.

On 4 August 2009, Jasmine International Plc. ("JAS"), who owns 99.99% of Acumen, announced additional information regarding the capital increase of TTT to the Stock Exchange of Thailand. Reference was made to JAS's legal advisor's opinion which indicated between the Company and Acumen that the obligations of the contract parties under the Memorandum of Understanding ("MOU") (including the additional amendments) regarding the rights to subscribe to TTT's new issued shares, dated 13 September 2006, had been nullified since 19 June 2008, when SEC notified TTT that it did not have approval to offer its ordinary shares to the public. According to the provisions of the MOU, this event would void the MOU being immediately. However, the Company viewed the MOU as still being valid and effective, in full force and both contracted parties as being committed by all obligations under the MOU, particularly that Acumen is still obliged to distribute shares to the Company and the Company's shareholders pursuant to the provision under the MOU. The three years subscription period from the date of the memorandum has now ended and so the time for Acumen to meet obligation to distribute TTT's share to the Company and the shareholders of the Company in accordance with the conditions of the memorandum is expired with Acumen is unable to comply. As a result, the Company and the shareholders of the Company are entitled to claim compensation. P Planner Co., Ltd., in its capacity as the plan preparer of the Company, is in the process of determining an appropriate course of action to protect the rights of the Company and its shareholders, taking into account the benefits of all parties concerned.

The capital increase of TTT on 3 August 2009 resulted in a reduction of TT&T's shareholding in TTT to 1%. Given the change in TTT's investment, the fact that the Company does not have representation on the board of directors and participation in its policy-making process, the Company has ceased to have significant influence over TTT resulting in TTT discontinued to be an associated company. The investment in TTT has thus been transferred from investment in associate to general investment in related company. The Company used the net book value of its investment as the basis for the transfer, applying this as the new cost of investments.

11. General investments - related party

As described in Note 10 to the financial statements. These investments are investments in Triple T Broadband Plc's ordinary shares as follows:

(Unit: Million Baht)

	2009	
	Consolidated financial statements	Separate financial statements
Triple T Broadband Plc.	27	10
	27	10

12. Property, plant and equipment

(Unit: Million Baht)

	Consolidated financial statements									
	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network equipment	Vehicles	Dropwire	Assets under installation	Total
Cost:										
31 December 2008	866	34	971	943	426	5,674	288	403	1,045	10,650
Additions	-	5	-	38	7	56	214	-	143	463
Disposals	-	-	-	(12)	-	-	(12)	-	-	(24)
Transfers in (out)	(2)	-	-	6	-	1,030	-	-	(1,026)	8
31 December 2009	864	39	971	975	433	6,760	490	403	162	11,097
Accumulated depreciation:										
31 December 2008	74	22	583	759	372	3,207	221	180	-	5,418
Depreciation for the year	2	5	89	87	17	553	37	27	-	817
Depreciation on disposals	-	-	-	(11)	-	-	(11)	-	-	(22)
31 December 2009	76	27	672	835	389	3,760	247	207	-	6,213
Allowance for impairment loss:										
31 December 2008	44	-	2	-	-	-	-	-	-	46
Increase during the year	-	-	-	-	-	85	-	-	-	85
Decrease during the year	(1)	-	-	-	-	-	-	-	-	(1)
31 December 2009	43	-	2	-	-	85	-	-	-	130
Net book value										
31 December 2008	748	12	386	184	54	2,467	67	223	1,045	5,186
31 December 2009	745	12	297	140	44	2,915	243	196	162	4,754
Depreciation for the year (included in cost of sales and services)										
2008										572
2009										817

(Unit: Million Baht)

	Separate financial statements									
	Land and improvements	Leasehold improvements	Buildings and improvements	Furniture, fixtures and office equipment	Tools and equipment	Network equipment	Vehicles	Dropwire	Assets under installation	Total
Cost:										
31 December 2008	860	27	929	841	426	5,346	144	403	994	9,970
Additions	-	2	-	13	8	2	213	-	34	272
Disposals	-	-	-	(10)	-	-	(1)	-	-	(11)
Transfers in (out)	(2)	-	-	2	-	893	-	-	(884)	9
31 December 2009	858	29	929	846	434	6,241	356	403	144	10,240
Accumulated depreciation:										
31 December 2008	74	19	575	712	372	3,159	136	180	-	5,227
Depreciation for the year	2	3	84	57	17	481	11	27	-	682
Depreciation on disposals	-	-	-	(10)	-	-	(1)	-	-	(11)
31 December 2009	76	22	659	759	389	3,640	146	207	-	5,898
Allowance for impairment loss:										
31 December 2008	44	-	2	-	-	-	-	-	-	46
Decrease during the year	(1)	-	-	-	-	-	-	-	-	(1)
31 December 2009	43	-	2	-	-	-	-	-	-	45
Net book value										
31 December 2008	742	8	352	129	54	2,187	8	223	994	4,697
31 December 2009	739	7	268	87	45	2,601	210	196	144	4,297
Depreciation for the year (included in cost of sales and services)										
2008										483
2009										682

As at 31 December 2009, the Company and its subsidiaries had motor vehicles and equipment under finance lease agreements with net book values amounting to Baht 289 million (the Company only: Baht 209 million) (2008: Baht 152 million, the Company only: None).

As at 31 December 2009, certain plant and equipment items have been fully depreciated but are still in use. The original cost of those assets amounted to approximately Baht 1,905 million (the Company only: Baht 1,712 million) (2008: Baht 2,466 million, the Company only: Baht 2,420 million).

During the current year, TT&T SS set up an allowance for impairment of equipment amounting to Baht 84 million because TT&T SS anticipated that the equipment will not generate future benefits. As a result of cancellation of the agreements between the Company and TT&T SS as described in Note 6 to the financial statements, TT&T SS had unused cars with net book values amounting to approximately Baht 32 million. The management of TT&T SS believes that the fair value of the unused cars is higher than their net book values.

As at 31 December 2009, TGN had equipment to provide the services amounting to Baht 264 million and also set aside full allowance for impairment of this equipment because the trade debtors no longer use the services of TGN but use the services of the Company instead since October 2009, as described in Note 7 to the financial statements, and TGN was unable to identify existence of such equipment. However the plan preparer of the Company believes that such equipment is still used to provide the services to customers and the Company has therefore reversed allowance for impairment of such equipment in the same amount in the consolidated financial statements. At present, the plan preparer is in the process of taking over control of TGN.

13. Deferred costs of equipment

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Equipment and installation cost	37,387	37,253	37,503	37,357
Cost of assets transferred from deferred project cost	11,425	11,425	11,425	11,425
Land and building (including specific business tax)	1,790	1,788	1,790	1,788
Cost transferred from spare parts for repair and maintenance	215	215	215	215
Cost of computer system to remedy the Y2K problem	184	184	184	184
Special project cost	18	18	18	18
Cost of project expansion	23	23	23	23
Public telephone	1,556	1,561	1,556	1,561
PEA pole adjustment	(631)	(631)	(631)	(631)
	51,967	51,836	52,083	51,940
Less: accumulated amortisation	(31,618)	(29,253)	(31,697)	(29,328)
Deferred costs of equipment - net	20,349	22,583	20,386	22,612
Amortisation expenses for the year	2,370	2,350	2,373	2,353

According to the conditions of the Joint Operate and Joint Investment Agreement for telephone services expansion, the Company had transferred all equipment together with land and buildings acquired by the Company relating to this project to TOT and recorded as "Deferred costs of equipment" in the balance sheet. The Company will amortise these costs as expenses over the remaining period of the concession (up to October 2018), commencing the date on which the assets or the ownership are transferred. The Company has to insure all the transferred assets and let TOT as a joint beneficiary. The Company was allowed to utilise and maintain equipment pertaining to the system, land, buildings and equipment which were acquired by the Company and transferred to TOT. In addition, according to the condition as stated in the security agreements which made between the Company and the creditors as described in Note 14.5 to the financial statements, the Company has executed the Conditional Novation of Concession to conditionally transfer rights and obligation under the Joint Operate and Joint Investment Agreement to TT&T Associate Co., Ltd., a local company established to hold benefit of all rights and obligations under the Joint Operate and Joint Investment Agreement transferred to it for the purpose of protecting the interests of the secured creditors should there be event of default occur and continuing and the creditors enforces security on the Conditional Novation of Concession.

According to the terms of the annex to the Concession Agreement regarding the public telephone issue, dated 20 August 1997, as described in Note 23.1 to the financial statement, the Company has to handover the public telephones included in property, plant and equipment to TOT by the end of 25 years from 30 June 1994.

14. Loans due upon demand and debt restructuring in the year 2000

The creditors and the Company agreed to proceed with filing a petition for the business rehabilitation of the Company under the supervision of the Central Bankruptcy Court, in conformity with the Bankruptcy Act B.E. 2542. On 8 May 2000, the Court ordered the Company's rehabilitation and appointed the Company as the plan preparer on 29 May 2000, with no objections lodged by the creditors. The creditors overwhelmingly voted in favor of the plan on 21 December 2000 and the Central Bankruptcy Court approved the plan on 27 December 2000. Under the rehabilitation plan, debts to financial creditors, major suppliers, related companies, retail contractors and subordinated loans (excluding debts to bureaucratic creditors) outstanding as at 3 September 2001 (closing date) were restructured by means of partial payment, conversion to equity and modification of terms. The Company entered into debt restructuring agreements with its financial creditors and major suppliers on 29 June 2001, in accordance with the rehabilitation plan. The Company entered into a number of contracts with the creditors, listed below, together with an amendment agreement dated 14 September 2004, which have been effective since the closing date of 3 September 2001.

14.1 Common Terms Agreement

This agreement was made between the Company, TT&T Subscriber Services Company Limited, TT&T Value Added Service Company Limited, financial creditors and major suppliers. The Common Terms Agreement is the main agreement and supersedes all other previous agreements with respect to conditions agreed between contracting parties as to terms and obligations of each party under the Company's debt restructuring plans. The substance of the Common Terms Agreement is outlined below.

a) The Company and creditors agree that all of the Company's debt, including letters of guarantee, is to be adjusted, amended and restructured in accordance with the USD Loan Agreement, Baht Loan Agreement and Intercreditor Loan Agreement.

b) In the event of defaults where creditors have to bear consequential costs, expenses or any other obligations. The Company undertakes the responsibility to reimburse the creditors for such costs, expenses and obligations.

c) The Company undertakes that its subsidiary, namely TT&T Subscriber Services Company Limited, will act as guarantor for the Company's indebtedness.

d) The Company is to make every effort to find new equity investor(s) to develop the Company's future business.

e) The Company's cash flows will be strictly controlled and follow a cash flow waterfall mechanism.

14.2 Intercreditor Agreement

The main objective of the Intercreditor Agreement is to identify the rights of the secured creditors in Tranches A, B and C; Senior Secured Creditors, Junior Secured Creditors, Instructing Group, the Security Agent (Citibank N.A. Bangkok), and the Facility Agents (Krung Thai Bank Public Company Limited as Baht Facility Agent and ABN AMRO Bank N.V.; Singapore Branch, as USD Facility Agent)

14.3 USD Loan Agreement

The objective of this agreement is to restructure existing USD debts amounting to approximately USD 417 million owed to creditors, without the Company incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments as specified in the agreement with the first installment due on 30 June 2002 and the final installment due on 30 June 2017. The USD interest expense calculation is divided into market portions, based on LIBOR plus the agreed rate specified in the agreement, and sub-market portions, a fixed rate of 5%.

14.4 Baht Loan Agreement

The objective of this agreement is to restructure existing Baht debt of Baht 14,116 million owed to creditors without the Company incurring any new indebtedness. The Company is obliged to repay principal in semi-annual installments per the schedule specified in the agreement, with the first installment due on 30 June 2002 and the final installment due on 30 June 2017. The Baht interest payment calculation is divided into market and sub-market portions, based on MLR plus or minus the agreed rate specified in the agreement.

14.5 Security Agreements

The Security Agreements comprise several agreements made to secure all restructured debts, including various obligations that the Company has delivered and transferred to secured creditors. The agreements comprise the pledge of shares that the Company holds in TT&T subscriber Services Company Limited, the conditional assignment of accounts to secured creditors, the pledge of all of the Company's deposit accounts to the secured creditors to secure expense to the creditors, and the assignment of rights under all insurance policies for which the Company is the beneficiary to secured creditors.



In addition, the Company has executed a Conditional Novation of Concession to conditionally transfer rights and obligations under the Concession to TT&T Associate Company Limited, a local company established in accordance with the terms of the debt restructuring agreements in order to assume all rights and obligations of the Company under the Concession Agreement in order to protect the interests of the secured creditors should an event of default occur and creditors enforce security under the Conditional Novation of Concession.

As at 31 December 2009, cash at bank totaling Baht 1,791 million (2008: Baht 1,264 million) is provided as collateral to the creditors in accordance with the debt restructuring agreements.

14.6 Baht Facility Agent Fee Letter

The Company entered into an agreement with Krung Thai Bank Public Company Limited, as the Baht Facility Agent, to provide administrative services for the Company in respect of the Baht loans. The Company was obliged to pay an annual service fee at an agreed rate until 1 January 2005, with the fee thereafter to be fixed by negotiation between the Company and Krung Thai Bank Public Company Limited.

14.7 USD Facility Agent Fee Letter

The Company entered into an agreement with ABN AMRO Bank N.V., Singapore Branch, as the USD Facility Agent, to provide administrative services for the Company in respect of the USD loans and is obliged to pay that bank annual service fees for as long as the USD loans are outstanding. The service fee and the period of service are to be fixed by negotiation between the parties, and to take into account the time that ABN AMRO Bank N.V. spends in providing administrative services to the Company.

14.8 Security Agent Fee Letter

The Company entered into an agreement appointing Citibank N.A. Bangkok as the Security Agent to verify and provide assurance that all of the Company's financial transactions are in accordance with the Common Terms Agreement. The Company is obliged to pay an annual service fee at the agreed rate.

14.9 Instructing Group Fee Letter

The Company entered into an agreement with the Instructing Group members, currently comprising four creditor representatives, whereby the Company is obliged to pay an annual service fee together with reasonable out-of-pocket expenses to each member.

As at 31 December 2009, the Company had long term loans amounting to Baht 18,699 million under the loan agreements described in Note 14.3 and Note 14.4 to the financial statements, of which Baht 6,826 million had not been paid in accordance with the original loan repayment schedule. Default interest of Baht 446 million was accrued in respect of the period during which scheduled loan repayments were not made. Settlement of any creditors and debt payment, except payments made in the normal course of business, are prohibited under Section 90/12 of the Bankruptcy Act B.E. 2483 while the Company is in the rehabilitation process.

On 27 March 2008, the Security Agent sent a notice to the Company notifying it that on 25 March 2008 it had received an Instructing Creditor Notice from one creditor, instructing it to enforce security by asserting that the Company was in breach of loan agreements. On 28 July 2008, the Security Agent, acting on the instructions of the Instructing Creditor, sent notice to the Company that all of the loans (together with all accrued interest) were immediately due and payable on the date of the notice. The notice rendered all loans in default from that date, and the default interest rate can be applied on the whole amount of the loans rather than the scheduled repayments not made. The Company has not provided for additional default interest of Baht 1,340 million on the grounds that it disputes whether the Company is in breach of agreements, which relate to restructuring under the previous rehabilitation plan. These loans are classified under "Loans due upon demand" in the balance sheet.

15. Liabilities under finance lease agreements

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Liabilities under finance lease agreements	319	125	260	-
Less: Deferred interest expenses	(59)	(19)	(56)	-
Total	260	106	204	-
Less: Portion due within one year	(95)	(49)	(43)	-
Liabilities under finance lease agreements - net of current portion	165	57	161	-

The Company and its subsidiaries had entered into the finance lease agreements with leasing companies for rental of motor vehicles and equipment for use in its operation, whereby it is committed to pay rental on a monthly basis. The terms of the agreements are generally between 3 and 4 years.

As at 31 December 2009, Future minimum lease payments required under the finance lease agreements were as follows:

(Unit: Million Baht)

	Consolidated financial statements		
	Less than 1 year	1 - 4 years	Total
Future minimum lease payments	124	195	319
Deferred interest expenses	(29)	(30)	(59)
Present value of future minimum lease payments	95	165	260

(Unit: Million Baht)

	Separate financial statements		
	Less than 1 year	1 - 4 years	Total
Future minimum lease payments	69	191	260
Deferred interest expenses	(26)	(30)	(56)
Present value of future minimum lease payments	43	161	204

16. Warrants

16.1 Warrants offered to the directors and/or employees (ESOP)

On 28 August 2007, the Company allocated ESOP Warrants 2549/1 in the amount of 60 million units and ESOP Warrants 2549/2 in the amount of 22 million units to the directors and the executives of the Company and/or its subsidiaries, free of charge, bearer and non-transferrable right. The exception for the transfer is by the way of inheritance or the transfer to the beneficiaries or approval by the Board of Director meeting of the Company.

Details	ESOP Warrants 2549/1	ESOP Warrants 2549/2
1. First exercised date	30 November 2007	30 November 2007
2. Expired date	27 August 2012	27 August 2012
3. Exercised period	Every 3 months	Every 3 months
4. Maturity of warrants (years)	5	5
5. Exercised price (Baht per unit)	5	7
6. Exercised ratio (warrant: ordinary share)	1 : 1	1 : 1

During the current year, there was no warrant exercised to purchase new ordinary shares.



As at 31 December 2009, the Company had 82 million warrants remaining unexercised, which comprised 60 million warrants of warrant 2549/1 and 22 million warrants of warrant 2549/2.

16.2 Trance C Warrants ("TCW1" and "TCW2")

On 30 September 2003, the Extraordinary General Meeting of Shareholders No. 1/2003 passed a resolution approving the issue and offering warrants to subscribe to the Company's ordinary shares as specified in the Company's rehabilitation plan to Tranche C creditors, free of charge, in two separate portions because the Company cannot find new investor. The first portion shall be offered at 25% of total Tranche C loans as at the date 24 months after the closing date (first trigger date), which was 3 September 2001. The second portion shall be offered at 75% of total Tranche C loans as at the date 30 months after the closing date (second trigger date) These warrants are exercisable within 5 years from the issuing date at the exercise price of Baht 10 per share by cash payments or by exchanging with Tranche C loans, with an exercise ratio at 1 warrant per 1 ordinary share.

On 31 December 2003, the Company issued the first portion of Tranche C Warrants ("TCW1") to Tranche C creditors in the amount of 149 million units. On 31 March 2004, the Company issued the second portion of Tranche C Warrants ("TCW2") to Tranche C creditors in the amount of 444 million units. The first portion of Tranche C Warrants ("TCW1") and the second portion of Tranche C Warrants ("TCW2") expired on 30 December 2008 and 30 March 2009, respectively. As a result, the unexercised warrant of 200 million units had expired since the above mentioned expiry dates.

17. Statutory reserve

Pursuant to Section 116 of the Public Limited Companies Act B.E. 2535, the Company is required to set aside to a statutory reserve at least 5 percent of its net income after deducting accumulated deficit brought forward (if any), until the reserve reaches 10 percent of the registered capital. The statutory reserve is not available for dividend distribution.



18. Segment information

The Company and its subsidiaries' business operations involve the provision of fixed line telephone services and value added services, telecommunication services and others. These operations are mainly carried on Thailand. Below is the consolidated financial information of the Company and its subsidiaries for the years ended 31 December 2009 and 2008 by segment.

(Unit: Million Baht)

	For the years ended 31 December									
	Fixed line telephone service and value added services		Telecommunication services		Other segments		Elimination of inter-segment revenue		Consolidation	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenues from sales and services										
Revenues from external customers	3,592	3,951	2,095	2,975	250	576	-	-	5,937	7,502
Inter-segment revenues	-	-	-	-	270	432	(270)	(432)	-	-
Total revenues	3,592	3,951	2,095	2,975	520	1,008	(270)	(432)	5,937	7,502
Segment income (loss)	(563)	(99)	272	439	141	261			(150)	601
Unallocated income and expenses:										
Exchange gains (losses)									405	(300)
Other income									228	246
Selling and servicing expenses									(124)	(375)
Administrative expenses									(1,641)	(1,766)
Management benefit expenses									(25)	(33)
Share of income from investments in associate									21	28
Finance cost									(1,185)	(1,323)
Corporate income tax									(18)	(6)
Net loss for the year									(2,489)	(2,928)

(Unit: Million Baht)

	For the years ended 31 December									
	Fixed line telephone service and value added services		Telecommunication services		Other segments		Elimination of inter-segment revenue		Consolidation	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Trade accounts receivable, net	3,121	2,295	1,182	1,931	-	-	(1,467)	(2,055)	2,836	2,171
Inventories, net	300	238	-	-	-	74	-	-	300	312
Property, plant and equipment, net	4,297	4,697	-	-	458	489	-	-	4,755	5,186
Deferred costs of equipment, net	20,349	22,583	-	-	-	-	-	-	20,349	22,583
Unallocated assets									2,974	2,550
Total assets									31,214	32,802

Transfer prices between business segments are set out as described in Note 6 to the financial statements.

19. International long-distance telephone income from neighbouring countries and other value added services income

19.1 International long-distance telephone income from neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognise revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated.

19.2 Other value added services income

The Company earns income from other value added services, such as T-Pin, T-SMS and ADSL, etc, for which the rates of income sharing are pending agreement, and under negotiation with TOT. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT as described in Note 7 to the financial statements.

20. Expenses by nature

Significant expenses by nature are as follows:

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Depreciation and amortisation	3,196	2,923	3,055	2,836
Telecom network service fees	2,078	2,880	423	406
Salary and wages and other employee benefits	949	1,266	907	1,143
Allowance for doubtful accounts and bad debts	333	118	103	22
Repair and maintenance	297	394	292	391
Utility expenses	232	230	221	222
Sales promotion expenses	125	375	12	27

21. Basic loss per share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of ordinary shares in issue during the year.

No calculation diluted loss per share for the years ended 31 December 2009 and 2008 since the exercise price to purchase ordinary shares are higher than the average market price for the year.

22. Provident fund

The Company and its employees have jointly established a provident fund in accordance with the Provident Fund Act B.E. 2530. Both employees and the Company contribute to the fund monthly at the rate of 3 to 7 percent of basic salary. The fund, which is managed by Kasikorn Assets Management Co., Ltd., will be paid to employees upon termination in accordance with the fund rules. During the year 2009, the Company and its subsidiaries contributed Baht 31 million and the Company only Baht 30 million (2008: Baht 47 million and Baht 43 million respectively) to the fund.

23. Agreements, commitment and contingent liabilities with unrelated parties

23.1 Agreements with TOT

a) Telephone services expansion joint - investment agreement

On 2 July 1992, the Company entered into the agreement with TOT for jointly operate and jointly invest in the expansion of telephone services through the addition of one million numbers in provincial telephone areas, and on 21 September 1995, the Company entered into the amendment to the agreement to jointly operate and jointly invest in the expansion of telephone services through the addition of a further five hundred thousand numbers, making a total of 1.5 million numbers. In addition, the Company was obliged to complete installation by 30 September 1996. Under the provisions of this agreement, the Company is committed, among other things, to undertake the following:

- Be responsible for procurement, installation, project management and maintenance of equipment pertaining to the systems prescribed in the agreement, including land and buildings, in order that telephone services are available to serve the public within the time period specified in the agreement. The Company is also committed to transfer to TOT all equipment pertaining to such systems together with land and buildings acquired by the Company relating to this project.
- Take out all risks insurance for all the equipment pertaining to the systems, buildings and other assets being transferred to TOT.
- Establish a billing system and transfer the rights and/or the ownership of the system to TOT.

In consideration thereof, the Company and TOT both agreed, as specified in the agreement, to share at certain percentage revenue generated by the telephone network installed by the Company. If the Company has net income in excess of a specified level, the Company has to share such excess amount as specified in the agreement for a period of 25 years. In addition, TOT allowed the Company to utilise and maintain equipment pertaining to the system, land, buildings and other assets which were acquired by the Company and transferred to TOT in accordance with certain criteria and conditions specified in the agreement.

b) The addendum to the Concession Agreement

Public Telephone

On 20 August 1997, the Company entered into the addendum to the Concession Agreement regarding public telephones, which allows the Company to operate 15,000 public telephones in provincial areas. This is considered to form part of the basic telephone lines that the Company has the right to install under the Concession Agreement. The Company had to install all public telephones and provide service within 960 days after the signing date and was to share revenue at the rate of 76.5% of gross revenue after deduction of value added tax and sharing to TOT. The deadline for installing all 15,000 payphones was on 6 April 2000.

On 25 January 2005, the Company signed the Addendum of the Concession Agreement regarding provision of the public telephone service (No.2) for 10,000 additional numbers, which the Company was to install within 360 days from the date of signing the agreement. The Company receives remuneration in the form of income sharing at the agreed rate in principle regarding the public telephones.

Fault complaint reception and dropwire maintenance service

On 24 December 1997, the Company signed with TOT the Addendum to the Amended Concession Agreement regarding the fault complaint reception and dropwire maintenance service which is the duty of TOT under the terms of the Concession Agreement. TOT agreed to pay the Company actual cost plus 5%, but not more than the rate set in the addendum. The Company began providing this service on 1 March 1998. The Company and TOT later agreed to various amendments to the addendum to the Amended Concession Agreement regarding the fault complaint reception and dropwire maintenance service, in order to facilitate the work under the agreement, and TOT agreed to pay the Company the operating costs in a lump sum at the rate and using the method of calculation as specified in the addendum to the agreement, with effect from December 2005 onwards.

Benefits from assets transferred under the Agreement

On 11 September 2006, the Company and TOT signed the addendum to the Amended Concession Agreement regarding the benefits from transferred assets, under which the Company was entitled to allow others to make use of the land, buildings, equipment and other assets provided and managed by the Company, and also the space in buildings constructed by the Company on TOT land. The Company and TOT also agreed on the sharing of income arising from the use of these assets by others according to the rate and terms stated in the addendum to the Amended Concession Agreement.

Personal Cordless Telephone (PCT)

On 19 September 1996, the Company signed with TOT an addendum to the Amended Concession Agreement regarding the improvement or changing of technology of the network for introduction of Personal Cordless Telephones (PCT). Under the terms and conditions stipulated in the addendum, the Company had the obligation to install a number of cell stations within a certain period of time as specified in the said addendum. TOT also agreed to permit the Company to provide PCT service for the telephone numbers under TOT's provincial network. Because other economic crisis which occurred in 1997, the Company requested for the termination of the PCT contract without compensation or an extended installation period until the economic situation recovered.

c) **The mutual agreement in the market testing on the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234)**

According to the mutual agreement in the market testing on the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234), there have been several extended market testing periods. At present, the Company and TOT agreed to extend the testing period to 31 December 2009. According to the agreement, the Company has to rent using the IP network from TOT in order to provide the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234) during the market testing period as mutually agreed at the rate of 30% of the service rate as specified in the agreement or at the service rate during the sale promotion period based on the calculating method specified in the agreement.



d) Long distance circuit rental charge

Clause 19 (a) of the Concession Agreement stipulates that the charge for the long-distance circuit shall be appropriate and fair, taking into consideration in the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations. Therefore, the Company recorded the long distance circuit rental based on the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

e) Conduit rental charge

Clause 19 (a) of the Concession Agreement stipulates that the charge for the conduit rental shall be appropriate and fair, taking into consideration in the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations. Therefore, the Company recorded the conduit rental based on the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

23.2 The Company had entered into agreements with various companies, both local and overseas, for the purchase and installation of equipment, to providing telephone services. As at 31 December 2009, the Company had payment commitments amounting to Baht 69 million in respect of the equipment under the foresaid agreements.

23.3 The subsidiaries had entered into car rental agreements. The agreements are valid for 4 years. As at 31 December 2009, the subsidiaries had payment commitments as follows:

	Million Baht
Payable within:	
Less than 1 year	15
1 to 4 years	15



23.4 The National Telecommunications Commission ("NTC") granted licenses to the subsidiaries as follows:

Company	Type of license	Authorised service	Periods
TT&T Subscriber Services Co., Ltd.	Type I	Internet service	18 August 2009 - 17 August 2014
	Type I	International calling card service	9 August 2009 - 8 August 2014
	Type I	Public telephone service	10 July 2009 - 9 July 2014
Triple T Global Net Co., Ltd.	Type I	Internet service	15 September 2008 - 14 September 2014
	Type I	International calling card service and public telephone service	24 October 2009 - 23 October 2014
	Type II	International Internet gateway service and Internet network	10 January 2007 - 9 January 2012
	Type II	Telecommunication service	7 December 2007 - 6 December 2022
	Type III	Telecommunication service	22 November 2007 - 21 November 2027

The subsidiaries have an obligation to pay license fee and comply with certain conditions as stated in the licenses.

23.5 The Company entered into agreements hiring three persons to fill executive positions, on 8 August 2008 and 19 January 2009. These agreements contain conditions that place obligations on the Company, such that when the executives leave employment with the Company, whether by voluntary resignation or through termination, the Company may pay compensation totaling Baht 65 million. One of the executives is to receive compensation in an amount equal to the latest salary he receives in the month notice of termination is given multiplied by the number of working months remaining until his retirement date (at the date of the agreement this was equal to 138 months), and, as a benefit, a Mercedes Benz S 350 is to be provided as a car with the position. The other 2 executives are to receive compensation in an amount equal to the latest salary they receive in the month notice of termination is given multiplied by 60 months and 36 months, respectively. It appears that the Company has never previously entered into contracts granting this type of entitlement. The contracts were made with directors nominated by the major shareholder, with whom all three directors were previously employed. No approval of these agreements by the Remuneration Committee has been noted. In addition, the conditions do not appear to have been presented to the Audit Committee or the Board of Directors for consideration or acknowledgement, even though they fall under the definition of related transactions of material value. Under the regulations of the Stock Exchange of Thailand such transactions are those with a value of between 0.03% and 3% of a company's net tangible assets, or Baht 2 to 227 million, and approval must be sought for them from the Board of Directors. 

24. Disputes between the Company and its subsidiary with TOT

24.1 Change in status of TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with Clause 37 of the Joint Undertaking Agreement, which states that "In case of any change in the status of TOT, all powers and authority held by TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control the Company. In such event, all of the powers and authority held by TOT shall be vested in the Ministry of Transport and Communications". The Central Administrative Court accepted the Company's case for consideration on 5 August 2003. On 10 May 2005, the Central Administrative Court judged in favour of the Company and TOT appealed against this decision. On 25 February 2009, the Supreme Administrative Court affirmed the judgment of the Central Administrative Court that TOT is to desist from exercising authority in those areas where oversight of telecommunications business operations are under the authority of held by TOT which involved NTC were stopped.

24.2 Reimbursement from TOT in bringing and/or allowing other persons to bring "Value added services under the Joint Operate and Joint Investment Agreement" on to the Company's basic telephone network

On 8 April 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, in order to claim against TOT for the reimbursement in bringing and/or allowing other persons to bring value added services on to the Company's basic telephone network, according to the Joint Operate and Joint Investment Agreement between TOT and the Company.

On 4 April 2008, the Company received a ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, dated 30 September 2008, stating that the Arbitrator panel ordered TOT to pay remuneration amounting to Baht 23,778 million, including interest, to the Company for utilising the value added services through the Company's network, pursuant to the Joint Operate and Joint Investment Agreement between TOT and the Company, up to date the award was rendered. In addition, TOT is to pay remuneration for such utilisation to the Company, from 1 April 2005 until the end of the Joint Operate and Joint Investment Agreement. On 7 May 2008, the Company filed a petition with the Civil Court requesting the Court order to enforce TOT to comply with the judgment of the arbitrator. However, on 22 August 2008 TOT filed an objection the Company's petition requesting for the Enforcement of the Arbitration Awards. The Civil Court informed the Company and TOT that this case was being forwarded to the secretary of the Office of the Administrative

Court. On 30 January 2009, the Civil Court informed TOT and the Company that both the Central Administrative Court and the Civil Court had the same opinion that the Joint Operate and Joint Investment Agreement is an administrative contract. Therefore, this case was in the jurisdiction of the Central Administrative Court, in this reason the case was transferred to the Central Administrative Court.

On 1 July 2008, TOT filed a petition with the Central Administrative Court seeking to overturn of the judgment of the arbitrator, and the Company submitted objections to the petition of TOT to the Central Administrative Court on 15 December 2008. On 22 January 2010, the Company submitted a counterclaim against the objection to the Central Administrative Court. The Company has not reflected the receipt of any of the awards in these financial statements.

24.3 The reduction of tariff for domestic long-distance telephone service

TOT, True Corporation Plc. (formerly known as Telecom Asia Corporation Plc.) and the Company mutually agreed on a tariff reduction scheme for market testing for domestic long-distance telephone calls, by applying a service fee rate that was lower than the basic rate as stated in the Joint Operate and Joint Investment Agreement. Subsequently, TOT advised the Company that TOT would further extend the use of the flexible service fee rate for market testing, but the Company did not agree to this and therefore, all three contracting parties were obliged to revert to using the tariff rate as stipulated in the Joint Operate and Joint Investment Agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Joint Operate and Joint Investment Agreement, the Company, which has been authorised by TOT to issue invoices for the service fees, is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate under the Joint Operate and Joint Investment Agreement has caused a severe reduction in the Company's share of income, thereby causing significant impact to the Company's financial position and/or the results of its operations under the Joint Operate and Joint Investment Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT continued with the adjustment of the service fee rate. At the same time, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor had given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Operate and Joint Investment Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and was not entitled to claim any related damages.

On 21 October 2005, the Company lodged a petition with the Thai Arbitration Institute, claiming for compensation from TOT for losses suffered as a result of the adjustment of domestic long-distance charges and the a reduction of revenue sharing from international calls from CAT Telecom Plc., amounting to Baht 2,355 million. TOT submitted a statement of dispute and a counterclaim whereby it restated the amount of revenue that the Company has yet to submit at approximately Baht 1,641 million.

On 1 September 2009, the Arbitrator panel rendered a judgment on the dispute in black case number 116/2548 and red case number 74/2552, whereby it ordered TOT to compensate the Company for damages plus interest in the amount of Baht 2,554 million, for TOT's breach of the concession contract. The Company received the ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary on 4 September 2009; The Company has not reflected the receipt of any of the awards in these financial statements.

On 18 September 2009, TOT sent a letter to the Company, stating that TOT will file a petition with the Central Administrative Court seeking to overturn the judgment of the arbitrator within 90 days from the date when the Office of the Attorney General received a copy of the judgment (9 September 2009).

On 8 January 2010, the Central Administrative Court informed the Company that TOT had submitted an application to revoke the arbitrator's judgment, and instructed the Company to submit a protest to the Court within 30 days from the date of receiving the letter. Currently, the Company submitted a request to the Court for an extension of a period to file a protest, and the Court has granted an extension of 45 days for this case from previous deadline.

24.4 Logos on public payphone booths

On 27 September 2005, TOT submitted a case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, and make payment for all damages resulting from affixing TT&T logos on the payphones and booths, from October 1997 to September 2005, inclusive, totaling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considered that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising, but was rather for the purpose of maintenance of the assets, as the logo identifies who is responsible for repairing the equipment. Therefore, pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements. On 16 December 2005, the Company filed a defence and a counterclaim with the Thai Arbitration Institute. TOT filed its defence of the Company's counterclaim on 9 February 2006. The Company submitted a statement to the Thai Arbitration Institute requesting it to cease consideration of this dispute. The Thai Arbitration Institute ordered such cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483 until the cause of cessation ends. When consideration can recommence, the parties to the disputer should notify to the Thai Arbitration Institute.



24.5 Equipment transfer

On 10 October 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges, amounting Baht 162 million and non-transfer of the SDH equipment, amounting Baht 3,263 million. Upon receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation. On 20 December 2005, TOT sent a letter informing the Company only of the method of calculating compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action, since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company is obliged to deliver all received revenue to TOT and in turn TOT is to allot part of this revenue to the Company. In the past, both companies had correctly performed their obligators. The Company believes that on the basis of details provided, the claim by TOT regarding this matter is unjustified and can be defended, and accordingly no provision has been made in respect of this claim in the financial statements.

24.6 Building of DLC System

On 11 January 2006, TOT submitted an arbitration claim against the Company with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, with respect to the building of the DLC System and the Company's non-authorised use of telephone numbers in the Samutsakhorn Industrial Estate without approval by TOT. TOT claimed damages of Baht 39.8 million covering the period from April 2003 to December 2005.

On 19 January 2006, the Company received a copy of TOT's arbitration claim. The Management of the Company considered that, the Company has acted fully within its rights under the terms of the Joint Operate and Joint Investment Agreement between TOT and the Company; the Company had delivered all received revenue to TOT. There were therefore no damages to be claimed by TOT and TOT received such revenue sharing, and no provision had been made in respect of this claim in the financial statements. On 2 March 2006, the Company filed a defence of such claim with the Thai Arbitration Institute, and submitted a statement requesting considering this dispute. The Thai Arbitration Institute ordered that it ceased such a cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of cessation is resolved. When the consideration can proceed, the parties to the dispute should inform the Thai Arbitration Institute.



24.7 T-Pin, T-SMS, ADSL and T-Card services

TOT submitted for arbitration a dispute concerning its request for the Company to submit revenue sharing of T-Pin, T-SMS and ADSL services during the early stage of operations as well as the additional revenue sharing from T-Card service, together totaling Baht 111 million. On 17 October 2007, the Company, as the objector, prepared and submitted a statement of objection and a counterclaim the amount of Baht 521 million, including interest, seeking to have TOT pay, and submitted a statement requesting that it ceased consideration of this dispute. The Thai Arbitration Institute ordered such a cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of cessation is resolved. When deliberation is able to proceed, the parties to the dispute should inform the Thai Arbitration Institute.

24.8 Revenues from long-distance telephone service at economic price

Since the first quarter of 2006, the Company has received correspondence from TOT regarding Y-Tel 1234 revenue. The Company and TOT are in the process of providing clarification of or reaching a conclusion on this matter.

24.9 Criminal complaint filed by TOT

TOT filed criminal complaint against the Company with police officers in various areas, alleging that the Company used network equipment that was transferred to TOT for procuring benefit without permission, which constitutes a criminal act.

However, at present, the inquiry official or police and/or public prosecutors have yet to order legal proceeding against the Company in some areas.

24.10 Criminal cases between TOT and the Company

On 6 February 2008, TOT filed a criminal case with Phuket Provincial Court, alleging that the Company and its directors had used network equipment that had been transferred to TOT without permission.

On 21 April 2008, the Company countersued in a criminal case lodged with the Phuket Provincial Court alleging that TOT had made a false statement in filing the above criminal case against the Company.

On 20 May 2009, according to the Meeting No. 1/2552 of coordinate committee pursuant to section 31 of the Joint Operate and Joint Investment Agreement between TOT and the Company, the committee had reached the conclusion that all pending criminal and civil cases relating to criminal cases shall be terminated. Both parties were required to propose for approval with details and consequences from the cases.

On 9 July 2009, the Company had already withdrawn the criminal case with the Phuket Provincial Court.

At present, the criminal case in which TOT is the plaintiff has been set for the continued reconciliation by the court on 26 April 2010.

24.11 The excess payments of revenue sharing to the Company under the Joint Operate and Joint Investment Agreement

On 22 January 2008, TOT submitted a claim to the Thai Arbitration Institute, seeking the return from the Company of the excess revenue sharing that the Company had received from TOT under the Joint Operate and Joint Investment Agreement, amounting to Baht 700 million, together with interest. The Company believes that the claimed amount is the excise tax that the Company deducted from the revenue sharing with TOT and submitted to the Excise Department, in compliance with a 2003 Cabinet resolution. As the respondent, the Company received a copy of the complaint and submitted a request to the Thai Arbitration Institute for an extension of the time for submission of its response. The Thai Arbitration Institute granted the Company an extension until 9 May 2008. The Company submitted a statement to the Thai Arbitration Institute requesting that it cease consideration of this dispute, and the Thai Arbitration Institute ordered such cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of the cessation is resolved. When the consideration of the dispute can proceed, the parties to the dispute should inform the Thai Arbitration Institute.

24.12 TOT filing application to attend creditors' meeting called to select a plan preparer of the Company

On 19 December 2008, TOT filed on application to attend the creditors' meeting called to select a plan preparer, on the grounds that the Company owed a principal amount of Baht 28,297 million, and interest of Baht 1,703 million, calculated up to the date of issuing the court order for business reorganization, on a total amount of Baht 30,000 million, which included debts from normal transactions of Baht 352 million (the Official Receiver accepted a figure of Baht 345 million for voting purposes) included in the liabilities in the financial statements, and the remaining amount of Baht 29,648 million (the Official Receiver accepted a figure of Baht 21,590 million for voting purposes) comprised the disputes as disclosed above, other disputes and all disputes that the Thai Arbitration Institute ceased considering pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483.

Notwithstanding, the Official Receiver issued an order to allow TOT to have voting rights at the creditors' meeting based on indebtedness amounting to Baht 21,935 million. On 14 January 2009, the Official Receive announced a resolution of creditors meeting that the Company was appointed as a plan preparer. However, certain loan creditors had objected to the appointment of the Company as the plan preparer and a meeting between the Official Receiver and the creditors was scheduled on 12 May 2009 to consider the objection. Later, the creditors requested to withdrew the objection and the court allowed and dismissed the pending case because the Central Bankruptcy Court, on 8 April 2009, issued an order to the Official Receiver to recall the meeting of creditors within 40 days to elect a new plan preparer.

The second creditors' meeting was held on 18 May 2009 in which the Company and P Planner Co., Ltd. (presented by Avenue Asia) were two candidates for a new plan preparer. The Official Receiver declared that there were two creditors whose voting rights were objected to and continued the meeting to elect a new rehabilitation plan preparer. The meeting was interrupted because a meeting attendee had objected to the declared liability of a creditor. The Official Receiver adjourned the meeting and announced that the next meeting would be held on 2 June 2009.

On 2 June 2009, the Official Receiver announced that those two creditors whose voting rights were previously objected to had the voting rights in the creditors' meeting and announced the creditors' meeting result that P Planner Co., Ltd. was appointed as the rehabilitation plan preparer for the Company pursuant to section 90/17 of the Bankruptcy Act B.E. 2483. In this regard, the Central Bankruptcy Court ordered that TOT had voting rights in the creditors' meeting with liabilities amounting to Baht 4,849 million (the latest liability that TOT claimed to the Official Receiver is total Baht 30,285 million).

After the court ordered the appointment of plan preparer, creditors may then file claims for settlement of debts. The Company has the right to inspect and dispute claims with which the Company disagrees. The Company continues to dispute the sums claimed by creditors and has a further opportunity to object to these debts at the proof of debt stage of the rehabilitation process. Consequently, it has continued to disclose of these items as contingent liabilities rather than providing for all, or part, of these sums, as liabilities in the financial statements.

On 29 October 2009, TOT filed claims for 63 debts, on the grounds that the Company owed principal of Baht 29,938 million, interest of Baht 7,049 million and VAT of Baht 1,722 million, or a total amount of Baht 38,709 million. The Company filed a notice of objection to TOT's claims for settlement of debts to the Official Receiver on 12 January 2010. At present, the case is in the process of the Official Receiver's consideration and scheduling of a hearing to proof the debt.

24.13 Complaints between a subsidiary and TOT

In 2008, TT&T SS was sued by TOT seeking compensation in the amount of Baht 24 million and alleging that the TT&T SS had illicitly used telephone signal and internet protocol of TOT. The case is under consideration by the Court. The management of TT&T SS is confident that no significant losses will be incurred as a result of the lawsuits and no provision has therefore been made against the contingent liability in the accounts.



25. Financial instruments

25.1 Financial risk management

Financial instruments of the Company and its subsidiaries as defined under Thai Accounting Standard No. 32 "Financial Instruments: Disclosure and Presentations", principally comprise deposit with financial institutions, trade accounts receivable and other receivables, trade accounts payable and other accounts payable, loans and liabilities under financial lease agreements. The liabilities under financial risks associated with these financial instruments and how they are managed is described below.

Credit risk

The Company and its subsidiaries are exposed to credit risk primarily with respect to trade accounts receivable and other receivable. The Company and its subsidiaries manage the risk by adopting appropriate credit control policies and procedures and therefore do not expect to incur material financial losses. In addition, the Company and its subsidiaries do not have high concentrations of credit risk since they have a large customer base. The maximum exposure to credit risk is limited to the carrying amounts of receivables, and other receivables as stated in the balance sheet.

Interest rate risk

The Company and its subsidiaries are exposed to interest rate risk relate primarily to their cash at banks, liabilities under finance lease agreements and loans. However, since most of the Company and its subsidiaries' financial assets and liabilities bear floating interest rates or fixed interest rates which are close to the market rate, the interest rate risk is expected to be minimal.

Foreign currency risk

The Company and its subsidiaries' exposure to foreign currency risk arise mainly from trading transactions and borrowings that are denominated in foreign currencies.

The balances of financial liabilities of the Company and its subsidiaries denominated in foreign currency as at 31 December 2009 are summarised below.

Foreign currency	Consolidated financial statements	Separate financial statements	Exchange rate as at 31 December 2009
	(Million)	(Million)	(Baht per 1 foreign currency unit)
US dollar	264	262	33.5168



25.2 Fair values of financial instruments

Since the majority of the Company and its subsidiaries financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

26. Capital management

The primary objective of the Company's capital management is to ensure that it has an appropriate financial structure and preserves the ability to continue its business as a going concern.

27. Reclassification

Certain amounts in the financial statements for the year ended 31 December 2008 have been reclassified to conform to the current year's classification but with no effect to previously reported net loss or shareholders' equity. The reclassifications are as follows:

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	As reclassified	As previously reported	As reclassified	As previously reported
Cash and cash equivalents	252	1,525	5	1,269
Current investments - deposits with financial institutions	1,273	-	1,264	-
Trade accounts receivable - net	2,171	2,016	2,295	1,564
Amounts due from related parties - net	123	194	156	823
Inventories - net	312	405	238	399
Other current assets	769	446	547	269
Property, plant and equipment - net	5,186	5,301	4,697	4,805
Deferred costs of equipment - net	22,583	22,375	22,612	22,404
Other non-current assets	76	410	52	329
Trade accounts payable	2,905	1,416	1,974	679
Amounts due to related parties	9	954	664	1,349
Other current liabilities	1,833	2,285	1,426	1,971
Non-current liabilities	-	17	-	-

28. Approval of financial statements

These financial statements were authorised for issue by the rehabilitation plan preparer on 26 February 2010.

Ernst & Young

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ERNST & YOUNG

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

T H A I L A N D



เอ.เอ็ม.ที. แอสโซซิเอท
A.M.T. & ASSOCIATES
ACCOUNTING MANAGEMENT & TAX SERVICES

RECEIVED
2010 JUN -7 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

T H A I L A N D

FINANCIAL STATEMENTS

FOR THE THREE - MONTH PERIOD ENDED MARCH 31, 2010

AND

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

EXPRESSED IN

THAI BAHT



A. M. T. & Associates

สำนักงาน เอ. เอ็ม. ที. แอสโซซิเอท

Accounting Management & Tax Services
491/27 Silom Plaza, Silom Road, Bangruk, Bangkok 10500, Thailand.
Tel: +66 (0) 2234-1676, 2234-1678, 2237-2132 • Fax: +66 (0) 2237-2133

REVIEW REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of TT&T Public Company Limited

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as of March 31, 2010, the related consolidated statements of changes in shareholders' equity, income and cash flows for the three-month period ended March 31, 2010. I have also reviewed the separate financial statements of TT&T Public Company Limited for the same period. These financial statements are the responsibility of management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to report on these financial statements based on my review.

Except as discussed in the following paragraphs, I conducted my review in accordance with the standard on auditing applicable to review engagements. These standards require that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Company's and its subsidiaries' personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, I do not express an opinion.

(a) As described in Note 1.2 and Note 9 to the financial statements, the Company defaulted on repayment of loans amounting to approximately Baht 6,732 million and default interest, calculated by the Company on the outstanding loans from the due dates up to March 31, 2010, amounting to approximately Baht 542 million. On July 28, 2008, the Security Agent notified that all of the loans and accrued interest were immediately due and payable on the date of the notice, and the Company consequently classified all of the loans as current liabilities. However, the Company has not recorded additional default interest, which can be applied on the whole amount of the loans rather than the scheduled repayments, amounting to approximately Baht 1,578 million as of March 31, 2010. For the three-month period ended March 31, 2010, the Company and its subsidiaries incurred losses from operations amounting to approximately Baht 297 million (the Company only: Baht 376 million), and as of March 31, 2010, the Company and its subsidiaries had current liabilities approximately Baht 18,249 million in excess of current assets (the Company only: Baht 17,803 million). Due to these factors, the Company submitted a petition for debt rehabilitation to the Central Bankruptcy Court. On July 22, 2009, the Central Bankruptcy Court appointed P Planner Co., Ltd. as the rehabilitation plan preparer, and at the present, the rehabilitation plan preparer is in the process of preparing to take over management and control of the subsidiaries of the Company. On October 29, 2009, the creditors filed claims in an aggregate amount of Baht 61,134 million, while as of March 31, 2010, the Company has total liabilities of Baht 24,769 million recorded in the financial statements. The Company is in the process of inspecting and disputing with claims which the Company disagrees at the proof of debt stage of the rehabilitation process. The ability of the Company and its subsidiaries to continue their businesses as going concerns depends upon the success on the rehabilitation plan. However, the accompanying financial statements have been prepared under the going concern basis assuming that the Company and its subsidiaries will be able to continue their business operations as going concerns and their assets will be realised and their liabilities discharged in the ordinary course of business without any compulsory actions. In addition, the above circumstances may directly affect the valuation of deferred costs of equipment and other assets, which may have been impaired, and the valuation and status of liabilities. The impact of such events cannot be assessed at this time.

(b) As described in Note 13.2 to the financial statements, the Company earns income from other value added services, for which some of the sharing rates are still under negotiation and/or being arranged with the concession provider. As described in Note 4 to the financial statements, as of March 31, 2010, the outstanding balances of such transactions were approximately Baht 493 million. The recording of the related revenues recognised to date and their collectability from the concession provider depend on the outcome of negotiation of the sharing rates with the concession provider.

(c) As described in Note 17 to the financial statements, the Company has ongoing disputes with the concession provider. Claims totaling Baht 38,709 million, which form an integral part of the claims lodged by creditors described in paragraph (a), have been lodged by the concession provider against the Company through filed claims for settlement of debts under the business rehabilitation, and claims amounting to Baht 26,332 million have been lodged by the Company against the concession provider. The Company received a ruling from the Thai Arbitration Institute that the Company should receive such amount; and at the present, the dispute is in the process of being considered by the Central Administrative Court. The Company has not recorded these amounts in the accounts.

(d) As described in Note 3 and Note 4 to the financial statements, the Company recorded receipt of the transfer of promissory notes amounting to Baht 707 million from a related company. In addition, the Company recorded receipt of notification of the transfer of rights in the trade receivable between a subsidiary of the Company and the related company amounting to Baht 170 million. The Company notified the concession provider of such settlements for data communication network service fees on behalf of the concession service provider. To date, the Company has not made payment to the concession provider. However, the Company, acting through the plan preparer, cancelled the promissory notes and refused the transfer of rights in the outstanding payable between the Company and the subsidiary to the related company, and included these matters in the rehabilitation plan so that the plan preparer can request the Central Bankruptcy Court to revoke such transactions, which put other creditors at a disadvantage, and to notify creditors under the previous debt restructuring agreements to take the relevant actions. Moreover, the Company and the subsidiary entered into agreements to change the circuit rental rate, telecommunication network service rate and service conditions in certain agreements. However, the Company, through the rehabilitation plan preparer, believes that these agreements to change rates are not fair to the Company. The aforementioned actions were performed when the Company was under the business rehabilitation process, and prior to the Central Bankruptcy Court ordering the appointment of a plan preparer. The Company, through the rehabilitation plan preparer, is in process of taking legal action, of which the result is not yet known, and the Company has therefore continued to record data communication network services fees in accordance with the previous agreement.

(e) As described in Note 4 and Note 7 to the financial statements, as of December 31, 2009 a subsidiary had outstanding trade account receivable balances amounting to Baht 120 million and the allowance for doubtful accounts had been recorded in the amount of Baht 118 million due to the debtors are long outstanding and/or no longer use the services of the subsidiary but using the services of the Company instead. However, the amount of Baht 14 million had been paid during the 1st quarter of year 2010 to the subsidiary. Therefore, the subsidiary had adjusted to reduce the allowance for doubtful accounts of the said amount to the consolidated income statement. In addition, the subsidiary had equipment to provide these services amounting to Baht 255 million, and also set aside full allowance for impairment for this equipment because the subsidiary was unable to identify the existence of such equipment. However the rehabilitation plan preparer of the Company believes that such equipment is still used to provide the services to customers and the Company has therefore reversed allowance for impairment of such equipment in the same amount in the consolidated financial statements. At present, the rehabilitation plan preparer is in the process of taking over control of the subsidiary, and is therefore unable to determine appropriate amounts of allowance for doubtful accounts and to verify the existence of the equipment. I was unable to perform review procedures to satisfy myself as to the trade accounts receivable accounts and equipment accounts, and this constitutes a limitation of scope imposed by circumstance at this stage.



Because the uncertainties described in paragraphs (a), (b), (c), (d) and the limitation imposed by circumstance described in paragraph (e) could have a material adverse effect on the consolidated financial statements of TT&T Public Company Limited and its subsidiaries, and the separate financial statements of TT&T Public Company Limited, the impact of which cannot be determined at this stage, I was unable to reach any conclusion as a result of my review of the financial statements for the three-month period ended March 31, 2010.

The consolidated financial statements of TT&T Public Company Limited and its subsidiaries, and the separate financial statements of TT&T Public Company Limited for the year ended December 31, 2009 were audited by another auditor who, under his report dated February 26, 2010, was unable to express an opinion on the financial statements referred to above, because of the alike uncertainties described in the paragraphs (a), (b), (c), (d) and the limitation imposed by circumstance described in paragraph (e). The consolidated and separate balance sheets as of December 31, 2009, as presented herein for comparative purposes, formed an integral part of the financial statements which that auditor audited and reported on. I have not performed any other audit procedures subsequent to such report date.

The consolidated statements of changes in shareholders' equity, income and cash flows for the three-month period ended March 31, 2009 of TT&T Public Company Limited and its subsidiaries and the separate financial statements of TT&T Public Company Limited, as presented herein for comparative purposes, formed an integral part of the interim financial statements which were reviewed by the aforementioned auditor who reported, under his report dated May 11, 2009, that because the alike uncertainties described in paragraphs (a), (b) and (c) he was unable to reach any conclusion as a result of his review of the financial statements for the three-month period ended March 31, 2009.



(NATSARAK SAROCHANUNJEEN)
Certified Public Accountant
Registration No. 4563

A.M.T. & ASSOCIATES
Bangkok, Thailand
May 13, 2010



TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Assets					
Current assets					
Cash and cash equivalents		.168,593	101,207	8,333	7,563
Current investments - deposits with financial institutions	2	1,974,921	1,792,831	1,973,186	1,791,131
Trade accounts receivable					
Related parties	3, 4	262,368	227,010	710,781	700,348
Unrelated parties	4	3,558,832	3,361,060	3,136,805	2,917,387
Total trade accounts receivable		3,821,200	3,588,070	3,847,586	3,617,735
Less: Allowance for doubtful accounts	4	(565,666)	(576,947)	(324,555)	(323,440)
Trade accounts receivable - net		3,255,534	3,011,123	3,523,031	3,294,295
Amounts due from related parties - net	3	288,443	231,723	603,177	544,752
Inventories - net		313,168	299,554	306,797	299,555
Other current assets					
Withholding tax		265,035	243,778	221,157	201,159
Input tax pending payments		182,454	177,542	96,928	90,713
Prepaid expenses		82,325	96,492	52,982	62,369
Others		72,953	86,543	25,627	25,886
Total current assets		6,603,426	6,040,793	6,811,218	6,317,423
Non-current assets					
Investments in subsidiaries - net	5	-	-	-	-
General investments - related party	6	27,480	27,480	9,999	9,999
Property, plant and equipment - net	7	4,588,468	4,754,467	4,160,892	4,296,692
Deferred costs of equipment - net	8	19,773,635	20,349,312	19,809,649	20,386,216
Other non-current assets		91,843	96,220	54,017	58,428
Total non-current assets		24,481,426	25,227,479	24,034,557	24,751,335
Total assets		31,084,852	31,268,272	30,845,775	31,068,758

The accompanying notes to interim financial statements are an integral part of these interim statements.

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
BALANCE SHEETS

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		March 31, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)	March 31, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)
Liabilities and shareholders' equity					
Current liabilities					
Trade accounts payable					
Related parties	3	1,609,090	1,642,211	1,492,864	1,490,837
Unrelated parties		1,722,964	1,610,426	999,546	894,885
Total trade accounts payable		3,332,054	3,252,637	2,492,410	2,385,722
Amounts due to related parties	3	10,441	12,038	850,067	849,617
Loans due upon demand	9	18,455,070	18,698,542	18,455,070	18,698,542
Current portion of finance lease liabilities	10	69,048	95,305	46,410	42,869
Other current liabilities					
Accrued interest expenses	9	2,506,810	2,221,590	2,506,769	2,221,517
Unearned revenue		80,894	78,500	28,260	20,157
Undue output tax		188,773	181,154	99,844	92,267
Accrued expenses		97,316	66,843	60,517	62,154
Other payable		75,286	79,642	61,217	65,068
Others		36,486	41,211	13,949	17,046
Total current liabilities		24,852,178	24,727,462	24,614,513	24,454,959
Non-current liabilities					
Finance lease liabilities, net of current portion	10	154,046	165,056	154,046	160,841
Total non-current liabilities		154,046	165,056	154,046	160,841
Total liabilities		25,006,224	24,892,518	24,768,559	24,615,800
Shareholders' equity					
Share capital					
Registered					
7,000,000,000 ordinary shares of Baht 10 each		70,000,000	70,000,000	70,000,000	70,000,000
Issued and fully paid-up					
3,242,484,261 ordinary shares of Baht 10 each		32,424,843	32,424,843	32,424,843	32,424,843
Premium on ordinary shares		9,360,300	9,360,300	9,360,300	9,360,300
Discount on ordinary shares		(8,881,760)	(8,881,760)	(8,881,760)	(8,881,760)
Retained earnings					
Appropriated - statutory reserve		63,358	63,358	63,358	63,358
Unappropriated (deficit)		(26,888,113)	(26,590,987)	(26,889,525)	(26,513,783)
Total shareholders' equity		6,078,628	6,375,754	6,077,216	6,452,958
Total liabilities and shareholders' equity		31,084,852	31,268,272	30,845,775	31,068,758

The accompanying notes to interim financial statements are an integral part of these interim statements.

"UNAUDITED BUT REVIEWED"

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Unit: Thousand Baht)

	Consolidated financial statements					
				Retained earnings		
	Issued and fully paid-up share capital	Premium on ordinary shares	Discount on ordinary shares	Statutory reserve	Unappropriated (deficit)	Total
Balance as of December 31, 2008 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(24,102,217)	8,864,524
Net loss for the period	-	-	-	-	(840,723)	(840,723)
Balance as of March 31, 2009	32,424,843	9,360,300	(8,881,760)	63,358	(24,942,940)	8,023,801
Balance as of December 31, 2009 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(26,590,987)	6,375,754
Net loss for the period	-	-	-	-	(297,126)	(297,126)
Balance as of March 31, 2010	32,424,843	9,360,300	(8,881,760)	63,358	(26,888,113)	6,078,628

The accompanying notes to interim financial statements are an integral part of these interim statements.

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Unit: Thousand Baht)

	Separate financial statements					
				Retained earnings		
	Issued and fully paid-up share capital	Premium on ordinary shares	Discount on ordinary shares	Statutory reserve	Unappropriated (deficit)	Total
Balance as of December 31, 2008 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(24,187,252)	8,779,489
Net loss for the period	-	-	-	-	(795,498)	(795,498)
Balance as of March 31, 2009	32,424,843	9,360,300	(8,881,760)	63,358	(24,982,750)	7,983,991
Balance as of December 31, 2009 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(26,513,783)	6,452,958
Net loss for the period	-	-	-	-	(375,742)	(375,742)
Balance as of March 31, 2010	32,424,843	9,360,300	(8,881,760)	63,358	(26,889,525)	6,077,216

The accompanying notes to interim financial statements
are an integral part of these interim statements.

"UNAUDITED BUT REVIEWED"

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Unit: Thousand Baht, except basic loss per share expressed in Baht

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
Revenues					
Revenues from Telephone Services					
Expansion Joint-Investment Agreement	*13*	813,561	909,742	813,561	909,742
Revenues from telecommunication services	*1.2, 3*	213,602	916,332	-	-
Sales and services income		15,097	68,763	9,529	741
Exchange gains		261,517	-	259,491	-
Dividend income from investments in associate		-	-	-	49,900
Other income		155,164	26,840	73,101	92,748
Total revenues		1,458,941	1,921,677	1,155,682	1,053,131
Expenses					
Cost of sales and services	*1.2, 3*	1,156,431	1,794,098	987,386	987,900
Selling and servicing expenses	*1.2, 3*	22,299	89,227	22,161	37,658
Administrative expenses		224,495	430,218	206,798	367,241
Exchange losses		-	148,731	-	146,411
Management benefit expenses		4,618	6,948	4,618	6,948
Total expenses	*14*	1,407,843	2,469,222	1,220,963	1,546,158
Loss before share of income from investments in associate, finance cost and corporate income tax					
Share of income from investments in associate		-	9,975	-	-
Loss before finance cost and corporate income tax		51,098	(537,570)	(65,281)	(493,027)
Finance cost		(311,289)	(301,841)	(310,461)	(302,471)
Loss before corporate income tax		(260,191)	(839,411)	(375,742)	(795,498)
Corporate income tax		(36,935)	(1,312)	-	-
Net loss for the period		(297,126)	(840,723)	(375,742)	(795,498)
Basic loss per share	*15*				
Net loss		(0.092)	(0.259)	(0.116)	(0.245)

The accompanying notes to interim financial statements
are an integral part of these interim statements.

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

CASH FLOW STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
Cash flows from operating activities				
Net loss before corporate income tax	(260,191)	(839,411)	(375,742)	(795,498)
Adjustments to reconcile net loss before tax				
to net cash provided by (paid from) operating activities				
Depreciation and amortisation	763,979	731,751	738,631	697,893
Adjustment for increase (decrease) in doubtful accounts	(14,686)	29,164	1,337	4,516
Reversal of allowance for inventories obsolescences	(100)	(75)	(100)	(75)
Unrealised exchange gains (losses)	(261,517)	148,731	(259,491)	146,411
Dividend income from investments in associate	-	-	-	(49,900)
Share of income from investments in associate	-	(9,975)	-	-
Gain on sales of equipment	(82,093)	(676)	(101)	(620)
Interest expenses	311,289	302,322	310,461	302,471
Income from operating activities before changes in				
operating assets and liabilities	456,681	361,831	414,995	305,198
Operating assets decrease (increase)				
Trade accounts receivable	(229,503)	(338,059)	(229,851)	(275,689)
Amounts due from related parties	(56,720)	(10,620)	(58,425)	(92,102)
Inventories	(16,654)	(24,203)	(10,283)	17,327
Other current assets	22,623	(85,153)	3,208	(33,860)
Other non-current assets	4,377	4,415	4,411	1,887
Operating liabilities increase (decrease)				
Trade accounts payable	79,915	411,560	105,127	348,017
Amounts due to related parties	(1,641)	5,686	341	80,536
Other current liabilities	(121)	10,216	7,094	(52,640)
Cash from operating activities	258,957	335,673	236,617	298,674
Cash paid for withholding tax	(26,653)	(30,270)	(19,998)	(20,160)
Net cash from operating activities	232,304	305,403	216,619	278,514

The accompanying notes to interim financial statements
are an integral part of these interim statements.

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

CASH FLOW STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
Cash flows from investing activities				
Increase in current investments	(182,090)	(144,230)	(182,055)	(144,470)
Acquisition of property, plant and equipment	(22,087)	(64,720)	(7,652)	(68,399)
Proceeds from sales of equipment	100,491	676	105	620
Increase in deferred cost of equipment	(8,594)	(49,597)	(8,594)	(53,048)
Net cash used in investing activities	(112,280)	(257,871)	(198,196)	(265,297)
Cash flows from financing activities				
Interest paid	(8,489)	(13,197)	(7,519)	(13,324)
Increase in short-term loans from financial institutions	-	37,498	-	-
Repayment of liabilities under finance lease agreements	(44,149)	(12,103)	(10,136)	-
Net cash from (used in) financing activities	(52,638)	12,198	(17,655)	(13,324)
Net increase (decrease) in cash and cash equivalents	67,386	59,730	768	(107)
Cash and cash equivalents at beginning of period	101,207	252,691	7,563	5,411
Cash and cash equivalents at end of period	168,593	312,421	8,331	5,304
Supplement cash flows information				
Non - cash transaction				
The Company and its subsidiary acquired motor vehicles under finance lease agreements	6,882	137,977	6,882	-

The accompanying notes to interim financial statements are an integral part of these interim statements.

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

1. General information

1.1 Corporate information

TT&T Public Company Limited, ("the Company"), is a public company incorporated and domiciled in Thailand. The Company is principally engaged in the Joint-Undertaking of and investments in the Expansion Project of Telephone Services with TOT Public Company Limited ("TOT" or "the concession provider") in the Kingdom's provincial areas. Its major shareholder is Jasmine International Public Company Limited, which was incorporated in Thailand. The Company's registered address is 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok.

1.2 Results of operations, rehabilitation and fundamental accounting assumptions

The operating revenues (excluding exchange gains) of the Company and its subsidiaries in the 1st quarter of 2010 were lower than in same quarter of 2009, as a result of a decline in revenues under the Telephone Services Expansion and Joint-Investment Agreement and, in particular, a decline in telecommunication network services income caused by the amendment of the service agreement with a related company executed in 2009, as described in Note 3 to the financial statements. A consequences of this included changes in the structure of revenue and cost of services of the telecommunication network service and high speed Internet service. As of March 31, 2010, the Company and its subsidiaries had current liabilities approximately Baht 18,249 million (the Company only: Baht 17,803 million) in excess of current assets. In addition, the Company had outstanding long term loans totaling Baht 18,455 million, of which Baht 6,732 million are in default of the repayment terms originally scheduled, as described in the Note 9 to the financial statements.

The Company has encountered liquidity problems as a result of mismatches between the Company's cash flows and debt service obligations under the loan agreements. The Company tried to propose a number of adjusted repayment plans on various occasions but could not reach mutual agreement with the creditors. On March 27, 2008, the Security Agent notified the Company of their receipt of an Instructing Creditor Notice dated March 25, 2008 from one of the creditors, demanding enforcement of security on the grounds that the Company had breached agreements. To ensure continuity of the business operations and to serve debt restructuring purposes, including the establishment of new debt service conditions appropriate to the Company's cash flow position, the Company, on April 22, 2008, filed a business rehabilitation petition with the Central Bankruptcy Court. As a result, the Company had to suspend payments of interest since April 2008, as well as suspending payment of loan principal due in June 2008, December 2008, June 2009 and December 2009, pursuant to clause 90/12 (9) of the Bankruptcy Act B.E. 2483.

On November 7, 2008, the Central Bankruptcy Court ordered the Company to enter the business rehabilitation process and ordered the Official Receiver to call a creditors' meeting to consider appointing a plan preparer. On January 14, 2009, the Official Receiver announced a resolution of a creditors' meeting that the Company be appointed as plan preparer. The Official Receiver was to subsequently report the resolution of the creditors' meeting to the Central Bankruptcy Court for review and to issue of an appointment of plan preparer order thereafter. However, On April 8, 2009, the Central Bankruptcy Court rejected the Company as the proposed plan preparer, and ordered the Official Receiver to hold a creditors' meeting again within 40 days to select a new rehabilitation plan preparer, to be proposed by the creditors or the debtors, pursuant to clause 90/17 interval 3 of the Bankruptcy Act B.E. 2483 and report to the Court within 3 days from the meeting date. During the time when the plan preparer had not yet been appointed, the Central Bankruptcy Court appointed the current management of the Company as the Interim Executive with power and duties in managing the business and assets of the debtor under the supervision of the Official Receiver, until the plan preparer was appointed. Subsequently, on 22 July 2009, the Central Bankruptcy Court had an order to appoint P Planner Co., Ltd. as a new rehabilitation plan preparer for the Company which was in conformity with the resolution of the creditors' meeting held on May 18, 2009, voted by the majority which was equal to no less than two-third of total liabilities, that P Planner Co., Ltd. was appointed as plan preparer. On September 29, 2009, the Official Receiver published an advertisement of the appointment order in the Government Gazette. The creditors may file claims for settlement of debts under the business rehabilitation within one month after the appointment of the plan preparer is announced, and on October 29, 2009, the creditors filed claims in aggregate amount of Baht 61,134 million, including creditors in the US dollar currency amounting to USD 255 million or the equivalent to Baht 8,993 million (1 US dollar equal to Baht 35.16) and creditors in the Thai Baht currency amounting to Baht 52,141 million. The Official Receiver will then examine the claims and render one of the following orders 1) to dismiss the claim for settlement of debts or, 2) to allow settlement of debt in full amount or, 3) to allow partial settlement of debt. Interested persons may file objections against the Official Receiver's orders with the court within 14 days after the date of acknowledgement of the Official Receiver's order. Moreover, the plan preparer is in the process of preparing to take over management and control of the subsidiaries, as described in Note 3 to the financial statements.

The plan preparer is then to prepare and submit a rehabilitation plan to the Official Receiver, who will call a creditors' meeting to consider the plan, in accordance with Clause 90/43 of the Bankruptcy Act B.E. 2483, which states that within three months after the appointment of the plan preparer is announced in the Government Gazette, the plan preparer is to submit a plan to the Official Receiver and have sufficient copies sent to all the creditors and the debtors. The Court may extend the time limit up to two more times, with each extension not to exceed one month. After receiving the plan from the plan preparer, the Official Receiver is to call a meeting of creditors with voting rights as soon as possible, in order to discuss whether to accept the plan or how to revise it. If a majority of the creditors vote not to accept the plan, abstain or do not attend the meeting, the Court may cancel the order granting business rehabilitation.

On February 26, 2010, the plan preparer submitted petition for submission of the Business Rehabilitation Plan to the Central Bankruptcy Court within the period required by law.

On April 8, 2010, the Official Receiver held creditor meeting for those who entitle to voting right. The plan preparer explained detail of the Business Rehabilitation Plan and addressed questions from attending creditors. With respect that some creditors objected the classification of creditors, the Official Receiver has necessity to wait for order from the Central Bankruptcy Court before the next creditor meeting to vote accept or reject of the Plan to be held.

Later, on April 28, 2010, the Central Bankruptcy Court testified creditors' objection on the classification of creditors. Since both litigants could not agree, litigants then requested the Court to make judgment on the objection statements and evidence in the case. The Court made appointment to issue a writ by June 2, 2010.

Currently, the Company is still complying with the conditions of the loan agreements by submitting the operating expenses budget to the Instructing Group for monthly approval under the Cash Flow Monitoring Procedures.

The management believes that the preparation of financial statements based upon the assumption of continuity of business operations is appropriate. The management believes that the Company will successfully complete the business rehabilitation process and will be successful in its attempt to increase future revenue from telecommunication network services and Internet services, with a focus on marketing strategies. In addition, the Company is concentrating on reducing operating costs and financial restructuring. However, the situation remains uncertain and might impact the Company's future operations and the continuity of such operations. The ultimate outcome of this matter is currently indeterminable. These financial statements have been prepared based on the management's assessment of the situation to date. Nonetheless, actual outcomes may significantly differ from management's current projection. The financial statements have also been prepared on the assumptions that the Company and its subsidiaries will continue their operations as going concerns.

1.3 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 34 (revised 2007) "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, the Company has presented the balance sheets, the statements of changes in shareholders' equity, income and cash flows in the same format as that used for the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events, and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.4 Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries and have been prepared on the same basis as that applied for the consolidated financial statements for the year ended December 31, 2009, with no structural changes related to subsidiaries occurring during the current period.

1.5 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended December 31, 2009.

2. Current investments - deposits with financial institutions

As of March 31, 2010, the Company had deposits with financial institutions amounting to Baht 1,973 million (December 31, 2009: Baht 1,791 million) which have been pledged with the debt restructuring agreements.

3. Related party transactions

During the periods, the Company and its subsidiaries had significant business transactions with related parties. Such transactions, which are summarised below, arose in the ordinary course of business and were concluded on commercial terms and bases agreed upon between the Company and those related parties. The transactions for the three-month periods ended March 31, 2010 and 2009 were as follows:

(Unit: Million Baht)

	Consolidated financial statements		
	2010	2009	Transfer pricing policy
Transactions with associates			
Rental and services income	-	157	Contract price
Management fee income	-	6	Contract price
Other income	-	9	Contract price
Telecommunication services expense	-	534	Contract price
Transactions with related companies			
Rental and services income	203	9	Contract price
Rental and services expenses	17	54	Contract price
Fee for rehabilitation planner	11	-	As agreed upon
Purchases of equipment	-	34	Contract price
Interest expenses on delay settlement	1	1	MLR
Telecommunication services expense	6	-	Contract price
Revenue sharing payments	96	-	Contract price

(Unit: Million Baht)

	Separate financial statements		
	2010	2009	Transfer pricing policy
Transactions with subsidiaries (eliminated from the consolidated financial statements)			
Rental and services income	10	60	Contract price
Management fee income	5	5	Contract price
Sales of goods and supplies	-	1	Cost plus margin 10%
Other income	-	2	Contract price
Purchases of equipment	-	53	Contract price
Maintenance services expenses	-	15	Contract price
Other expenses	-	30	Actual incurred
Interest expenses	-	3	Fixed deposit interest rate plus 0.5%
Transactions with associates			
Rental and services income	-	157	Contract price
Management fee income	-	6	Contract price
Other income	-	9	Contract price
Transactions with related companies			
Rental and services income	169	-	Contract price
Rental and services expenses	11	-	Contract price
Fee for rehabilitation planner	11	-	As agreed upon
Purchases of equipment	-	11	Contract price
Interest expenses on delay settlement	1	1	MLR

Balances as of March 31, 2010 and December 31, 2009 with related parties were as follows:

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
	(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Trade accounts receivable - related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	535	535
Triple T Global Net Co., Ltd.	-	-	169	158
	-	-	704	693
Related companies				
Triple T Internet Co., Ltd. (1)	143	119	-	-
Triple T Broadband Plc. (1)	41	41	7	7
Jasmine Internet Co., Ltd.	40	31	-	-
Jasmine Telecom Systems Plc.	18	18	-	-
Acumen Co., Ltd.	7	7	-	-
Smart Highway Co., Ltd.	3	2	-	-
CS Loxinfo Plc.	10	8	-	-
Others	-	1	-	-
	262	227	7	7
Total trade accounts receivable - related parties	262	227	711	700
Amounts due from related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	295	288
Triple T Global Net Co., Ltd.	-	-	31	31
	-	-	326	319
Related companies				
Triple T Broadband Plc. (1)	353	301	348	296
KSC Commercial Internet Co., Ltd.	11	11	11	11
Triple T Internet Co., Ltd. (1)	6	1	-	-
Jasmine Internet Co., Ltd.	2	2	2	1
Smart Highway Co., Ltd.	-	1	-	-
CS Loxinfo Plc.	1	1	1	1
Others	-	-	-	2
	373	317	362	311
	373	317	688	630
Less: Allowance for doubtful accounts	(85)	(85)	(85)	(85)
Total amounts due from related parties - net	288	232	603	545

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
	(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Trade accounts payable - related parties				
Subsidiary				
TT&T Subscriber Services Co., Ltd.	-	-	947	946
Related companies				
Triple T Broadband Plc.[(1)]	880	879	-	-
Siam Teltech Computer Co., Ltd.	264	264	263	263
Jasmine Telecom Systems Plc.	233	231	233	231
Triple T Internet Co., Ltd. [(1)]	176	211	-	-
Acumen Co., Ltd.	29	29	27	26
Smart Highway Co., Ltd.	21	21	20	20
Professional Computer Co., Ltd.	2	2	2	2
Loxley Plc.	1	3	1	3
Jasmine Internet Co., Ltd.	3	2	-	-
	1,609	1,642	546	545
Total trade accounts payable - related parties	1,609	1,642	1,493	1,491
Amounts due to related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	840	840
Triple T Global Net Co., Ltd.	-	-	2	2
	-	-	842	842
Related companies				
Premium Assets Co., Ltd.	9	11	7	7
Triple T Broadband Plc. [(1)]	1	1	1	1
	10	12	8	8
Total amounts due to related parties	10	12	850	850

[(1)] As described in Note 6 to the financial statements, after the increased share capital of Triple T Broadband Plc., Triple T Broadband Plc. and its subsidiary had been changed status from associates to be related companies.

Directors and management's benefits

In the 1st quarter of 2010, the Company paid salaries, bonuses, meeting allowances and gratuities to their directors and management totaling Baht 5 million (2009: Baht 7 million).

The settlement of outstanding balances with related parties and other significant matters

On June 19, 2009, Meeting of the Board of Directors No. 6/2552 of TT&T Subscriber Services Co., Ltd. ("TT&T SS"), a subsidiary, passed resolutions approving at that time TT&T SS to enter into an agreement with Triple T Broadband Plc. ("TTT"), an associate, whereby TTT was to receive the assignment of promissory notes amounting to Baht 707 million issued by the Company (issued to settle debts that arose from TT&T SS making advance payment of operating expenses of the Company in accordance with the resolutions of Meeting No. 3/2552 of the Board of Directors, acting as the Interim Executive of the Company, on February 23, 2009), with TT&T SS to endorse the promissory notes to TTT; and to transfer its rights of claim over outstanding receivables from the Company, amounting to Baht 170 million. These transfers were made in settlement of telecom network services payable to TTT in an equal amount of Baht 877 million.

The Company received promissory notes amounting to Baht 707 million from TTT in settlement of amounts owed by TTT to TOT for data communication network services. The Company was contacted by TTT, who claimed that TOT has filed criminal and civil lawsuits against TTT so that TTT was not able to pay data communication network service fees to TOT, and therefore requested to make payment of data communication network service fees to the Company as the directly contracting party. Previous practice had been that if TOT received payments of data communication network service fees from TTT, TOT was to transfer to the Company the part of the sum received, representing revenue to which the Company is entitled at the rates stipulated under the Telephone Services Expansion and Joint-Investment Agreement. The previous management reported the aforementioned action to meeting No. 7/2552 of the Board of Directors acting as Interim Executive of the Company, on June 23, 2009.

TT&T SS transferred its rights of claim over outstanding amounts of Baht 170 million to TTT and TTT agreed to accept the transfer of these rights and requested the Company to accept payment of the amount payable to TOT, on behalf of TOT, for the reason described above. With respect to payment of outstanding data communication network service fees, TTT issued written notice of intention to offset debt to the Company. These actions were reported by the previous management to meeting No. 8/2552 of the Board of Directors as Interim Executive of the Company, on July 1, 2009.

However, the Company, acting through the plan preparer, was only notified of the transfer of rights in trade receivables between TT&T SS and TTT on September 24, 2009, after the previous management had submitted a description of the Company's business and assets and handed over the Company's assets, a seal, accounting books and other documentation related to the assets, liabilities, and operations of the Company to the plan preparer, on July 29, 2009.

The aforementioned actions are viewed as settlement of debt by the Interim Executive, performed while the Company was undergoing business rehabilitation process, and prior to the Central Bankruptcy Court ordering the appointment of a plan preparer. The Company, acting through the plan preparer, is in the process of taking legal action of which the result is not yet known. Furthermore, TOT has yet to receive any payment from or to issue any receipts / tax invoices to TTT. The Audit Committee Meeting No. 13/2552 held on December 29, 2009 resolved to acknowledge and approved the cancellation of promissory notes amounting to Baht 707 million, and refused the transfer of rights in the outstanding receivable amounting to Baht 170 million between TT&T SS and the Company to TTT. The meeting also approved the adjustment of accounting records to correspond to that proposed by the Company, through the plan preparer, and included these matters in the rehabilitation plan so that the plan preparer can request the Central Bankruptcy Court to revoke such transactions, which may put other creditors at a disadvantage and to notify the creditors under the previous debt restructuring contracts to take relevant actions. Besides, the adjustments of accounting records by the Company on those that were committed by the Interim Executive is in line with the written opinion from the plan preparer's legal advisor dated February 1, 2010 regarding the issuance of promissory notes that such issuance is not considered a payment of debt in a normal course of business provided under Clause 90/12 (9) of the Bankruptcy Act, which requires that prior approval shall be obtained from the Central Bankruptcy Court for the entire promissory notes to be fully effective. Since the promissory notes are not legally valid, they are unlawful notes. Likewise, the transfer of rights over Baht 170 million trade receivable of TT&T SS and the settlement of debts do not constitute a complete and legitimate debt settlement transaction. In this respect, the cancellation by the plan preparer of promissory notes amounting to Baht 707 million and the refusal of transfer of rights in the outstanding receivable amounting to Baht 170 million between TT&T SS and the Company to TTT are both legitimate.

In addition, on March 29, 2010, the plan preparer notified the Managing Director of TOT Plc. on cancellation of transactions of receiving Data Communication Network service fee payment from TTT on behalf of TOT in the amount of Baht 727 million and Baht 170 million. Besides, on April 12, 2010, the plan preparer notified the authorized directors of TTT on cancellation of transactions of receiving Data Communication Network service fee payment from TTT on behalf of TOT in the amount of Baht 727 million and Baht 170 million in addition with returning original sets of 323 promissory notes and withholding tax certificates.

On August 11, 2009, TT&T SS relocated its headquarters from the location of the Company's premises to a separate office, which affects the management of financial transactions since this company has a legal corporate relationship with the Company, as its subsidiary. The Company, acting through the plan preparer, as the major shareholder with 99.99% of shares, never acknowledged this before, and subsequent to the registration of the change of address, the directors of TT&T SS requested the Company, acting through the plan preparer, to hand over the assets, documents, seal and other items of the subsidiary. The plan preparer never received the transfer of such assets and documents from the Interim Executive since TT&T SS is a separate entity, but on August 17, 2009, Mr. Nitthimon Juengsiri, a newly appointed director, filed a complaint accusing the plan preparer of embezzling TT&T SS's asset. The investigating officer has proposed that legal action not be pursued.

In addition, the Company, acting through the plan preparer, has not yet been able to assume control over examine, and oversee the operations and assets of the subsidiaries, TT&T SS and Triple T Global Net Co., Ltd., because the boards of directors were appointed by the previous management. On August 10, 2009, Mr. Nitthimon Juengsiri, an outsider, was appointed to the board of directors of the two subsidiaries following the resignation of Mr. Suroj Lamsam, who resigned his directorship with TT&T SS on June 2, 2009 and Ms. Saijai Kitsin, who resigned her directorship with Triple T Global Net Co., Ltd. on April 21, 2009. Subsequently, Ms. Nitthimon Juengsiri, was appointed chairman of the board of directors of both subsidiaries, without prior approval being sought from the Company, who is the major shareholder, in order to take charge of actions in dispute with the Company, acting through the plan preparer. Meanwhile, the plan preparer sold shares of the subsidiaries owned by the Company to the Company's staff with 3 shares of each subsidiary sold to 3 employees, at 1 share per employee at a price of 10 Baht per share. The share transfers were recorded in the share registers of the two subsidiaries. The objective of this share transfer was to entitle the staff to attend the Extraordinary Shareholders Meeting held on August 26, 2009 to appoint additional directors. However, this action was objected to by the directors of the subsidiaries, who claimed that the subsidiaries had never appointed their registrars to handle registration of changes to the share register, and on these grounds, the new registered shareholders were denied entry to the Extraordinary Shareholders Meeting. The directors with shareholdings who were part of the former management also absented themselves from the meeting, and as a result the quorum of two attendants required by law was not reached. To date, the Company, acting through the plan preparer, has not yet been able to hold the extraordinary shareholders meetings of the two subsidiaries, even though the Company holds 4,999,993 shares (or 99.99%) of TT&T SS, while only 7 shares are held by directors nominated by the previous management, and 99,993 shares (or 99.99%) of Triple T Global Net Co., Ltd., compared with the 7 shares held by directors nominated by the previous management. Moreover, complaints were filed against the plan preparer at the investigative level, by a party claiming to be a creditor of the Company called, from those who claimed Forward Telecom Services Co., Ltd. alleging that as the rehabilitation planner, the plan preparer was guilty, disposing, transferring or taking other action creating obligations over the debtors' assets, as a result of the sale of the shares of the subsidiaries mentioned above. The investigating officer decided not to proceed with legal action.

Forward Telecom Services Co., Ltd. and R.V.Telecom and Engineering Co., Ltd. issued checks to the Company on the same date of June 1, 2009, for respective period to these two companies in settlement for goods amounts of Baht 18,169,966.44 and Baht 961,930.00, respectively. These were the same amounts that the previous management made payments for goods to the two companies. The previous management deposited the two checks into the Company's deposit account on July 13, 2009 in order to give these two companies the status of trade creditors of the Company.

The Company, acting through the plan preparer, believed that payment for goods to the two companies was completed on April 30, 2009, and December 19, 2008, respectively, and the accounting transactions that the previous management revised to record trade payables again were performed for unknown reasons. The Company, acting through the plan preparer, therefore adjusted accounts by transferring the trade creditors to other current liabilities for pending repayments to the two companies in the balance sheet as of September 30, 2009. On December 30, 2009, the Company bought cashier cheques of Baht 18,169,966.44 and Baht 961,930.00 to repay to Forward Telecom Services Co., Ltd. and R.V.Telecom and Engineering Co., Ltd., respectively. Both two cheques were deposited with the Property Deposit Office, Legal Execution Department, for repayment to the mentioned companies. Accounting record as of December 2009 was adjusted to correctly depict the acknowledgement and approval resolution of the Audit Committee Meeting No. 13/2552 held on December 29, 2009. The Property Deposit Office sent a notice, dated January 29, 2010, to inform the Company, acting through the plan preparer, that Forward Telecom Services Co., Ltd. had already received deposited payment. R.V.Telecom and Engineering Co., Ltd has not yet contacted to get payment from the Property Deposit Office.

The Company, acting through the plan preparer, is considering legal proceedings with respect to the previous managements making the settlement of debt arising prior to the date of November 7, 2008, when the court ordered the Company to enter into business rehabilitation processes.

On December 24, 2009, the plan preparer and the Company's management had a meeting with the Securities and Exchange Commission (SEC) pursuant to the SEC's notification No. KorLorTor. 2108/2552, dated December 21, 2009, regarding "Request for clarification of fact and additional information in relation to the amendment of the notes to financial statements in the 2nd quarter and the amendment of the financial statements in the 3rd quarter of 2009" and to provide progress report on various aspects, along with related documents supporting the explanation. The plan preparer and the Company's management informed the SEC of problems arising previously that were not in compliance with principles of good governance for listed companies. Therefore, in considering remedial actions to be taken in order to preserve the correctness and transparency, the Company requested to make amendments to the notes to the financial statements in the 2nd quarter and of the financial statements in the 3rd quarter of 2009 in order that they reflect reality.

Significant agreements with related parties

The Company entered into purchase and installation of equipment agreements with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system. As of March 31, 2010, the Company had payment commitments for equipment under the aforesaid agreements in the amounting to approximately Baht 0.3 million.

The Company entered into a service and consultancy service agreement with TT&T SS under which the Company will provide technical assistance and financial, legal and marketing consultancy services to the subsidiary. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days. TT&T SS, on March 12, 2010, has notified on cancellation of the aforementioned contract and been effective since Apri1 1, 2010.

On May 1, 2006, the Company entered into contract with TTT under which the Company provides services in management, financial and accounting, marketing, advertising and public relations, legal advisory and assistant, technique and maintenance of telecom network for the related company. The Company receives remuneration at the rate and conditions specified in the agreement. The contract is valid for one year and is renewable on an annual basis. TTT notified cancellation of the contract with effective April 30, 2009.

In 2005, the Company entered into an agreement with TT&T SS. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the related company clients, including help solving all the problems requested to the related company's customers.
- Arrange the printing of receipts and/or invoices (Billing).

The Company is compensated on a monthly basis according to the rate and condition stated in the contract. The contract is valid for one year with an option to extend for an additional year. The contract parties may terminate the contract by giving advance written notice to the counterparty of not less than 60 days. Nevertheless, there had been no service fee charged to TT&T SS since May 2006. The charging of service fee resumed during May 2008 to May 2009, without a notice of termination of contract. In May 2009, a change was made to invoice from issuing them on behalf of TT&T SS to issuing on behalf of TTT. Therefore, there has been no service fee charged to TT&T SS since June 2009.

In 2008, the Company entered into business and marketing joint undertaking agreements with TT&T SS and Triple T Global Net Co., Ltd. under which the Company agrees to sell, resale or lend telecommunication services including joint undertaking to expand marketing. The agreement is valid for one year and is renewable on an annual basis. The agreement parties may terminate it by giving advance notice to another of not less than 60 days. The Company agreed to give discount to such subsidiaries at the specific rate in the agreement of service fee rendered to customers.

On October 1, 2006, the Company entered into the Overall Management, Repair and Maintenance Public Telephone Contract and the Coin Telephone Rental Agreement. However, on August 28, 2009, the Company notified to TT&T SS on cancellation of the agreements with effective since October 1, 2009. The Company shall subsequently handle the operation and maintenance of public phone by itself.

On September 9, 2009, TT&T SS cancelled five car rental contracts entered with the Company that comprises of the Rental Contract dated February 26, 1998, November 1, 2006, October 6, 2006, January 19, 2007, and February 20, 2007 with effective since September 30, 2009. In addition, TT&T SS notified cancellation of the car rental contract dated October 1, 2006 for those cars that TT&T SS rent from the Company with effective since September 30, 2009.

On May 1, 2006, the Company entered into an agreement to provide circuit rental to TTT, for a monthly fee calculated in accordance with the rate and conditions specified in the agreement, which runs until October 26, 2018. On May 11, 2009, Meeting No. 5/2552 of the Board Directors acting as the Interim Executive of the Company passed a resolution approving the amendment of the service charge for circuit rental services stipulated under the agreement made with TTT, to 15 percent of the average monthly telecommunication network services revenue per circuit received by TTT. However, the Company, acting through the rehabilitation plan preparer, believed that the Company's entering into an amendment of the tariff under the Data Communication Service Contract was not fair to the Company because it would result in the Company's invoicing of service fees to TTT of Baht 352 million since the effective date of such agreement, compared with Baht 540 million if the previous tariff of Baht 150/port/month were preserved. The Company, acting through the rehabilitation plan preparer, disagreed with the above action and therefore continued to record the service revenues by using the former tariff structure.

On June 21, 2006, TTT entered into an agreement to provide telecom network services to TT&T SS whereby service fees were to be payable on a monthly basis at the rate and under the conditions specified in the agreement. The agreement is effective until the expiry date of Concession of October 26, 2018. The Board Directors of TT&T SS, by resolution of Meeting No. 5/2552, held on May 11, 2009, approved TT&T SS amending the conditions of the agreement with respect to calculation of the telecom network service fees previously agreed with TTT, such that it would be based upon a revenue sharing scheme, with TT&T SS to receive revenue sharing at 5 percent of the service fees collected from customers, or equivalent to about Baht 29 per port per month. Moreover, an amendment extended the scope of the contract parties to include a subsidiary of TTT (Triple T Internet Co., Ltd.), who is to join with TT&T SS in providing service to customers. Under this agreement, TTT or a subsidiary of TTT is to invest in telecom network services, procurement of routers and is responsible for advertising and public relations. The contract amendments have resulted in a reduction of TT&T SS' revenue from the previous tariff of Baht 590 per port per month to Baht 29 per port per month, in exchange for releasing it from the cost burden that was to be passed on to TTT or its subsidiary. The rationale for this provided by the former management was that it would increase TT&T SS profit per port per month.

On this issue, the Company, acting through the plan preparer, remarks that the aforementioned amendment of agreement will disqualify TT&T SS from being a telecom operator and position it as only an agent that hand over duties of providing telecom network service to TTT and its subsidiary (Triple T Internet Co., Ltd.), the contract parties. The Company, acting through the plan preparer, is in process of taking legal action of which the result is not yet known.

On April 21, 2008, only one day prior to the filing of the petition for business rehabilitation of the Company on April 22, 2008, the Company entered into the Cooperation to Provide Service Agreement with TTT, whereby TTT was to perform maintenance on the data communication network and other related basic telecommunication equipment, and to support the Company in accordance with the Call Center and Billing Agreement. The substance of this agreement is that the Company must allow staff or representatives of TTT to utilize and control the assets comprising all that the company owns or holds rights over the telecommunication network equipment, the operating areas of the Billing and Call Center system, and to access the Company's customer information under the Customer Care and Billing System (CC&B). The Company has also to grant rights to TTT to print receipts or invoices and to handle customer complaints customers under the Data Communication Service Contract, in full or in part, at related to the discretion of TTT, without collecting rental, costs, or any other compensation. The agreement continues for force in as long as TTT judges that or it is a fact that the Company is unable to perform maintenance duties for the data communication network. The agreement terminates at the end of the Concession on October 26, 2018 or when TTT accepts that the Company is able to perform maintenance duties for the data communication network and other related basic telecommunication equipment, and is able to perform its duties under the Call Center and Billing Agreement, in a manner that will not cause damage to TTT.

In this matter, the Company, acting through the plan preparer, is considering the action to be taken, and the result of these is still unknown at this stage because cancellation of the mentioned contract is at the sole discretion of TTT, the counterparty to the agreement, based on its judgment as to the Company's ability to undertake the duties of maintenance of the data communication network and basic telecommunication equipment in a manner that shall not cause damage to TTT.

Continuous reductions in the number of the Company's employees, from around 4,000 to approximately 2,000 in mid 2009 adversely affected the Company's operations. Subsequently, since the Central Bankruptcy Court ordered the appointment of P Planner Co., Ltd. as rehabilitation planner of the Company on July 22, 2009, the number of hires at the Company has gradually increased, such that there were approximately 2,700 employees by the end of October 2009, which enabling the Company to continue operating normally. However, there were a substantial number of employee resignations and transfers to work with TTT at the end of April 2009, including the resignation of 32 key managers of the provincial service areas, who left the Company to work with TTT. The Company, acting through the previous management, entered into one year temporary employment contracts with the 32 personnel from April 30, 2009 with remuneration paid in the range of Baht 30,000 - 50,000 per person per month. These 32 employees have thus held positions with two companies at the same time. The objective of this was to enable these staffs to exercise rights under the temporary employment contracts to enable their entry into the Company's areas to perfor.n maintenance of the data communication network and the basic telecommunication network equipment. This group of employees ignored orders from the Company, acting through the plan preparer, calling a meeting to announce policy and operating plans during the rehabilitation period and have filed claims with the Department of Labor Protection and Welfare demanding additional welfare, i.e. housing loans, membership of the provident fund, car allowances and fuel allowances, by relying on the provisions of the mentioned temporary employment contracts. This group of employees, of which 29 subsequently remain, simultaneously terminated their temporary employment contracts on October 21, 2009 during negotiations with the Company on labor disputes, thus ending those disputes. Since then, the Company has encountered instances of employees and representatives of the related company (TTT) destroying lock and intruding into the Company's switching units installed in buildings that the Company built and acquired to had already transferred title to assets to TOT. The company was in return granted sole possessory rights and utilization rights over the land and/or building, inclusive of the telecommunications network in the possession of the Company, which the Company is obliged to protect from any possible damage, loss or theft. The Company has filed complaints with investigating officers and these have given rise to numerous legal cases in various locations throughout the country.

In January and February 2009, Triple T Global Net Co., Ltd., a subsidiary, entered into Memorandums of Understanding with Jasmine Telecom Systems Plc., a related company, to rent up to 4,000 public telephones with telephone booths for a period of 2 years from the date of the rental contract, which can be extended periodically, by up to 10 years on aggregate; and to rent up to 12,000 public telephones for a period of 1 year from the date of the rental contract, which can be extended periodically, by up to 5 years on aggregate. According to the Memorandums, the subsidiary will pay monthly rental at a fixed monthly rate per telephone throughout the rental period. However, on May 14, 2009, each party entered into a new Memorandum of Understanding to terminate the Memorandum of Understanding regarding public phone rental as mentioned above. The termination is effective as at the date of the new Memorandum. In addition, the subsidiary also engaged in coin collection with Jasmine Telecom Systems Plc. where by the subsidiary receives a fixed-rate fee per machine. Such service had not made in contract between each party and was cancelled since July 2009.

On May 20, 2009, TT&T SS entered into an agreement with Triple T Internet Co., Ltd. to rent equipment for use in Internet services use for 3 years from the date of the rental contract. The corresponding rental fee is Baht 1.7 million per month.

On May 20, 2009, TT&T SS entered into an agreement with Triple T Internet Co., Ltd. to rent Internet data centers and equipment. This agreement is valid for 3 years from the date of the rental contract with the rates and conditions specified in the agreement.

On June 4, 2009, Triple T Global Net Co., Ltd., a subsidiary, entered into an agreement with TTT to provide the fiber optic telecommunication network services. This agreement is valid for 3 years from the date of the rental contract with the rates and conditions specified in the agreement.

Nevertheless, the Business Rehabilitation Plan proposed by the plan preparer to the Official Receivers and creditors has indicated direction for rejecting debtor's assets or right under contracts in case that the assets or right under the contracts constitutes unduly obligations comparing with benefits to be obtained. Whereas the plan administrator could manage to reject right under the contracts that constitutes unduly obligations, by following methodology described in the Business Rehabilitation Plan or as the plan administrator views appropriate, within 2 months upon the plan administrator acknowledges the order accepting the Business Rehabilitation Plan provided that it is practicable under the Bankruptcy Act.

4. Trade accounts receivable

The balances of trade accounts receivable as of March 31, 2010 and December 31, 2009, aged on the basis of due dates, are summarised below.

(Unit: Million Baht)

	Consolidated financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As of March 31, 2010						
(Unaudited but reviewed)						
BILLED :						
TOT at agreed rates	247	265	321	256	1,230	2,319
TOT at rates pending agreement (Note 13.2)	-	-	-	-	468	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Receivables from Internet service	48	42	32	106	61	289
Trade accounts receivable - others	55	113	81	74	19	342
	350	420	434	436	1,785	3,425
Trade accounts receivable - related parties	21	48	85	84	24	262
	371	468	519	520	1,809	3,687
Less: Allowance for doubtful accounts						(565)
Total trade accounts receivable - Billed - net						3,122
UNBILLED :						
TOT						133
Total trade account receivable - Unbilled						133
Total trade accounts receivable - net						3,255

(Unit: Million Baht)

	Consolidated financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As of December 31, 2009 (Audited)						
BILLED :						
TOT at agreed rates	315	346	89	376	1,020	2,146
TOT at rates pending agreement (Note 13.2)	-	-	-	-	469	469
VAT on the assets transferred to TOT	-	-	-	-	7	7
Receivables from Internet service	51	60	89	74	41	315
Trade accounts receivable - others	55	117	75	40	10	297
	421	523	253	490	1,547	3,234
Trade accounts receivable - related parties	37	70	86	19	15	227
	458	593	339	509	1,562	3,461
Less: Allowance for doubtful accounts						(577)
Total trade accounts receivable - Billed - net						2,884
UNBILLED :						
TOT						127
Total trade account receivable - Unbilled						127
Total trade accounts receivable - net						3,011

(Unit: Million Baht)

	Separate financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As of March 31, 2010						
(Unaudited but reviewed)						
BILLED :						
TOT at agreed rates	247	265	321	256	1,230	2,319
TOT at rates pending agreement (Note 13.2)	-	-	-	-	468	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Trade accounts receivable - others	47	93	52	8	10	210
	294	358	373	264	1,715	3,004
Trade accounts receivable - related parties	2	16	42	133	518	711
	296	374	415	397	2,233	3,715
Less: Allowance for doubtful accounts						(325)
Total trade accounts receivable - Billed - net						3,390
UNBILLED :						
TOT						133
Total trade account receivable - Unbilled						133
Total trade accounts receivable - net						3,523

(Unit: Million Baht)

	Separate financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As of December 31, 2009 (Audited)						
BILLED :						
TOT at agreed rates	315	346	89	376	1,020	2,146
TOT at rates pending agreement	-	-	-	-	469	469
VAT on the assets transferred to TOT	-	-	-	-	7	7
Trade accounts receivable - others	56	90	10	4	10	170
	371	436	99	380	1,506	2,792
Trade accounts receivable - related parties	7	42	66	134	451	700
	378	478	165	514	1,957	3,492
Less: Allowance for doubtful accounts						(323)
Total trade accounts receivable - Billed - net						3,169
UNBILLED :						
TOT						125
Total trade account receivable - Unbilled						125
Total trade accounts receivable - net						3,294

The movement of allowance for doubtful accounts for the three-month period ended March 31, 2010 is summarised as below.

(Unit: Million Baht)

	Consolidated financial statements	Separate financial statements
Balance as of December 31, 2009 (Audited)	(577)	(323)
Increased during the period	(4)	(2)
Received during the period	16	-
Decreased due to write - off	-	-
Balance as of March 31, 2010 (Unaudited but reviewed)	(565)	(325)

As of March 31, 2010, TOT at agreed rates included a receivable of Baht 1,222 million, of which Baht 669 million is more than one year overdue, from TTT. That is to be paid to TOT and then share with the Company. In addition, the Company also has net receivable of Baht 346 million from TTT The ability of TTT to make payment may be dependent upon its receipt of a net amount of Baht 880 million due from TT&T SS. In turn, TT&T SS's ability to make payment may be dependent upon receipt of a net amount Baht 1,787 million due from the Company. The Company is currently restricted to making only payments that have been approved by the Instruction Group as described in Note 1.2 to the financial statements. No provision has been made in these financial statements against the amount due from TTT. The management believes that with reference to the facts outlined in Note 1.2 to the financial statements, and section 303 interval 1, and section 341 interval 1, of the Civil and Commercial Code, the Company will be able to collect the debt and has the legal right to do so. In addition, as described in Note 3 to the financial statements, the Company received payments from TTT that TTT owed to TOT. TOT notified the Company to submit such payments to TOT as soon as possible in compliance with the Joint Operation and Joint Investment Agreement; however, the Company has not made payment to TOT. The Company presented the pending payments to TOT under the caption of "Amounts pending payment" in the balance sheet. Nevertheless, the Audit Committee Meeting No. 13/2552, held on December 29, 2009, resolved to acknowledge and approved the cancellation of the promissory notes amounting to Baht 707 million, and also refused the transfer of rights in the outstanding receivable between TT&T SS and the Company amounting to Baht 170 million. The Company reversed the "Amounts pending payment" to accounts payable TT&T SS as previously recorded in the separate financial statements and therefore the "Amounts pending payment" required to be reversed to trade accounts payable TTT in the consolidated financial statements.

As of March 31, 2010, trade receivable - TOT that were under negotiation on revenue sharing scheme and/or that were pending on signing agreement have included trade receivable from other value added revenues which comprises of T-Pin, T-SMS, ADSL and Free Phone termination at TOT in the amount of Baht 493 million (December 31, 2009: Baht 493 million). The Company has yet to receive its share of income from TOT, but has recorded the income sharing at the rates initially agreed with TOT as described in Note 13.2 to the financial statements. The Company has not made any allowance for doubtful debt for this amount, as per the agreement between the parties; TOT maintains monies in a separately designated and restricted account for settlement with the Company once rates are agreed.

As of December 31, 2009, Triple T Global Net Co., Ltd. ("TGN") had outstanding trade account receivable balances amounting to Baht 120 million and the allowance for doubtful accounts had been recorded in the amount of Baht 118 million due to the debtors are long outstanding and/or no longer use the services of TGN but using the services of the Company instead. However, the amount of Baht 14 million had been paid during the 1st quarter of year 2010 to TGN. Therefore, TGN had adjusted to reduce the allowance for doubtful accounts of the said amount to the consolidated income statement.

5. Investments in subsidiaries

(Unit: Million Baht)

	Cost	
	March 31, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)
TT&T Subscriber Services Co., Ltd.	50	50
Triple T Global Net Co., Ltd.	1	1
Total investments in subsidiaries	51	51
Less : Allowance for impairment loss	(51)	(51)
Net book value cost method - net	-	-

6. Investments in associate

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	March 31, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)	March 31, 2010 (Unaudited but reviewed)	December 31 2009 (Audited)
Triple T Broadband Plc.	27	27	10	10
	27	27	10	10

On September 13, 2006, the Company and Acumen Co., Ltd. ("Acumen"), which is a subsidiary of Jasmine International Plc., the major shareholder of the Company, entered into a memorandum of undertaking, which contains a condition whereby Acumen is to provide financial support to TTT during the time that TTT is a subsidiary of Acumen, and that Acumen will allow the shareholders of the Company to purchase the newly-issued shares and/or the existing shares of TTT held by Acumen in order to adjust the shareholding proportion for joint shareholding in TTT on the date of the initial public offering of TTT or three years after the date of the memorandum (if TTT is unable to launch its public offering within such period). In this regard, if the public offering of TTT shares takes place, the purchase price of such shares will be par value (Baht 10) plus a premium of 20% per annum (which is considered will be the return on the investment of Acumen) or the public offering price of the ordinary shares of TTT, whichever is lower. If there is no public offering, the purchase price will be a fair price estimated by an independent financial advisor approved by the Securities and Exchange Commission ("SEC").

The Company had been informed by TTT that TTT had submitted the application requesting for an approval for the offering of its ordinary shares to public to SEC on November 21, 2007. On June 19, 2008, SEC sent the letter to TTT, informed that SEC was unable to extend the period of supporting information submission as TTT requested and also returned the form of filling for the permission for the public offering and the updated registration statements to TTT.

On July 16, 2009, TTT Board of Directors' Meeting No. 5/2552 passed the resolution to call the Extraordinary Meeting of Shareholders No.1/2552 on July 27, 2009. The Company, by P Planner Company Limited in its' capacity of the plan preparer of the Company pursuant to the Central Bankruptcy Court's order on July 22, 2009, who possesses power and duties in managing the business and assets of the debtor in according to the article 90/25 of Bankruptcy Act B.E.2483, had authorised its proxy to attend the mentioned Extraordinary Meeting of Shareholders. However, in light of an inadequate information being obtained and restricted time period for performing careful consideration, the Company, by its proxy, thus voted "disagree" in all proposed matters including (1) To consider and approve the Minutes of the Annual General Meeting of Shareholders of TTT held on April 24, 2009 (2) To consider and approve a decrease of the registered capital of TTT from Baht 1,200 million to Baht 110 million (3) To consider and approve the amendment to Clause 4 of the Memorandum of Association of TTT to be consistent with the decrease in the registered capital (4) To consider and approve an increase in the registered capital of TTT from Baht 110 million to Baht 1,000 million by issuing 890 million of new ordinary shares (5) To consider and approve the amendment in Clause 4 of the Memorandum of Association of TTT to be consistent with the increase in the registered capital and (6) To consider and approve the allocation of ordinary shares of TTT.

On August 4, 2009, Jasmine International Plc. ("JAS"), who owns 99.99% of Acumen, announced additional information regarding the capital increase of TTT to the Stock Exchange of Thailand. Reference was made to JAS's legal advisor's opinion which indicated between the Company and Acumen that the obligations of the contract parties under the Memorandum of Understanding ("MOU") (including the additional amendments) regarding the rights to subscribe to TTT's new issued shares, dated September 13, 2006, had been nullified since June 19, 2008, when SEC notified TTT that it did not have approval to offer its ordinary shares to the public. According to the provisions of the MOU, this event would void the MOU being immediately. However, the Company viewed the MOU as still being valid and effective, in full force and both contracted parties as being committed by all obligations under the MOU, particularly that Acumen is still obliged to distribute shares to the Company and the Company's shareholders pursuant to the provision under the MOU. The three years subscription period from the date of the memorandum has now ended and so the time for Acumen to meet obligation to distribute TTT's share to the Company and the shareholders of the Company in accordance with the conditions of the memorandum is expired with Acumen is unable to comply. As a result, the Company and the shareholders of the Company are entitled to claim compensation. P Planner Co., Ltd., in its capacity as the plan preparer of the Company, is in the process of determining an appropriate course of action to protect the rights of the Company and its shareholders, taking into account the benefits of all parties concerned.

The capital increase of TTT on August 3, 2009 resulted in a reduction of TT&T's shareholding in TTT to 1%. Given the change in TTT's investment, the fact that the Company does not have representation on the board of directors and participation in its policy-making process, the Company has ceased to have significant influence over TTT resulting in TTT discontinued to be an associated company. The investment in TTT has thus been transferred from investment in associate to general investment in related company. The Company used the net book value of its investment as the basis for the transfer, applying this as the new cost of investments.

7. Property, plant and equipment

(Unit: Million Baht)

	Consolidated financial statements	Separate financial statements
Net book value as of December 31, 2009 (Audited)	4,754	4,297
Acquisitions during the period - at cost	29	14
Disposals during the period - net book value	(18)	-
Transferred in	3	3
Depreciation for the period	(180)	(153)
Net book value as of March 31, 2010 (Unaudited but reviewed)	4,588	4,161

As of March 31, 2010, TGN had equipment to provide the services amounting to Baht 255 million (December 31, 2009 : Baht 264 million) and also set aside full allowance for impairment of this equipment because the trade debtors no longer use the services of TGN but use the services of the Company instead since October 2009, as described in Note 4 to the financial statements, and TGN was unable to identify existence of such equipment. However the plan preparer of the Company believes that such equipment is still used to provide the services to customers and the Company has therefore reversed allowance for impairment of such equipment in the same amount in the consolidated financial statements. At present, the plan preparer is in the process of taking over control of TGN.

8. Deferred cost of equipment

(Unit: Million Baht)

	Consolidated financial statements	Separate financial statements
Net book value as of December 31, 2009 (Audited)	20,349	20,386
Acquisitions during the period - at cost	8	8
Transferred in	-	-
Amortisation expenses for the period	(584)	(585)
Net book value as of March 31, 2010 (Unaudited but reviewed)	19,773	19,809

9. Loans due upon demand

The movement of loan due upon demand for the three-month period ended March 31, 2010 is summarised as below.

(Unit: Million Baht)

	Consolidated/ Separate financial statements
Balance as of December 31, 2009 (Audited)	18,699
Less: Unrealised gain on exchange	(244)
Balance as of March 31, 2010 (Unaudited but reviewed)	18,455

As of March 31, 2010, the Company's long term loans totaled Baht 18,455 million, of which Baht 6,732 million has not been paid in accordance with the original loan repayment schedule. In respect of the period during which loan repayments have not been made, the Company recorded accrued interest of Baht 2,466 million which comprises of Baht 542 million Default interest and Baht 1,924 million accrued interest computed on normal interest rate. Settlement of any creditors and debt payment, except payments made in the normal course of business, are prohibited under Section 90/12 of the Bankruptcy Act whilst the Company is in the rehabilitation process.

On March 27, 2008, the Security Agent sent a notice to the Company notifying it that the Security Agent had received from one creditor, on March 25, 2008, an Instructing Creditor Notice to enforce security by asserting that the Company was in breach of loan agreements. On July 28, 2008, the Security Agent, acting on the instructions of the Instructing Creditor, sent notices to the Company notifying it that all of the loans (together with all accrued interest) were immediately due and payable on the date of the notice. The notice rendered all loans in default from that date, and the default interest rate can be applied on the whole amount of the loans rather than the scheduled repayments not made. Additional default interest of Baht 1,578 million, according to the Company's anticipation, could be chargeable under these circumstances. The Company has not provided for this additional default interest on the grounds that it disputes whether the Company has breached agreements which derive from a prior restructuring under rehabilitation. The Baht 18,455 million long term loan is classified under "loans due upon demand" in the balance sheet.

10. Liabilities under finance lease agreements

(Unit: Million Baht)

	Consolidated financial statements		**Separate financial statements**	
	March 31, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)	March 31, 2010 (Unaudited but reviewed)	December 31 2009 (Audited)
Liabilities under finance lease agreements	273	319	250	260
Less: Deferred interest expenses	(50)	(59)	(50)	(56)
Total	223	260	200	204
Less: Portion due within one year	(69)	(95)	(46)	(43)
Liabilities under finance lease agreements - net of current portion	154	165	154	161

The Company and its subsidiaries had entered into the finance lease agreements with leasing companies for rental of motor vehicles and equipment for use in its operation, whereby it is committed to pay rental on a monthly basis. The terms of the agreements are generally between 3 and 4 years.

As of March 31, 2010, Future minimum lease payments required under the finance lease agreements were as follows:

(Unit: Million Baht)

	Consolidated financial statements		
	Less than 1 year	1 - 4 years	Total
Future minimum lease payments	94	179	273
Deferred interest expenses	(25)	(25)	(50)
Present value of future minimum lease payments	69	154	223

(Unit: Million Baht)

	Separate financial statements		
	Less than 1 year	1 - 4 years	Total
Future minimum lease payments	71	179	250
Deferred interest expenses	(25)	(25)	(50)
Present value of future minimum lease payments	46	154	200

11. Warrants

11.1 Warrants offered to the directors and/or employees (ESOP)

During the three-month period ended March 31, 2010, there was no warrant exercised to purchase new ordinary shares.

As of March 31, 2010, the Company had 82 million warrants remaining unexercised, which comprised 60 million units of ESOP 2549/1 and 22 million units of ESOP 2549/2.

11.2 Warrants offered to the specific creditors under the rehabilitation plan

Tranche C warrant number 1 and Tranche C warrant number 2 offered to Tranche C creditors had expired since December 31, 2008 and March 30, 2009, respectively. As a result, the unexercised warrants of 200 million units had expired since the above mentioned expiry dates.

12. Financial information by segment

The Company and its subsidiaries' business operations involve the provision of fixed line telephone service and value added services, telecommunications services and others. These operations are mainly carried on Thailand. Below is the consolidated financial information for the periods ended March 31, 2010 and 2009 of the Company and its subsidiaries by segment.

(Unit: Million Baht)

	Fixed line telephone service and value added services		Telecommunication services		Other segments		Eliminated of inter - segment revenue		Consolidation	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenues from sales and services										
Revenues from external customers	813	910	214	916	15	68	-	-	1,042	1,894
Inter-segment revenues	-	-	-	-	-	100	-	(100)	-	-
Total revenues	813	910	214	916	15	168	-	(100)	1,042	1,894
Segment profit (loss)	(171)	(60)	47	114	10	46	-	-	(114)	100
Unallocated income and expenses:										
Exchange gains (losses)									262	(149)
Other income									155	27
Selling and servicing expenses									(23)	(89)
Administrative expenses									(224)	(430)
Management benefit expenses									(5)	(7)
Share of income from investments in associate									-	10
Finance cost									(311)	(302)
Corporate income tax									(37)	(1)
Net loss for the period									(297)	(841)

Transfer prices between business segments are set out as described in Note 3 to the financial statements.

13. International long-distance telephone income from neighbouring countries and other value added service income

13.1 International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognise revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated.

13.2 Other value added service income

The Company earns income from other value added services, such as T-Pin, T-SMS and ADSL, etc, for which the rates of income sharing are pending agreement, and under negotiation, with TOT. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT as described in Note 4 to the financial statements.

14. Expenses by nature

The significant expenses classified by nature for the three - month periods ended March 31, 2010 and 2009 are as follows :

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
Depreciation and amortisation	764	731	739	698
Telecom network service fees	242	909	104	104
Salary and wages and other employee benefits	169	350	168	333
Allowance for doubtful accounts and bad debts	-	29	1	5
Repair and maintenance	70	85	70	80
Utility expenses	54	52	51	50
Sales promotion expenses	5	55	5	3

15. Basic loss per share

Basic loss per share is calculated by dividing the net loss for the period by the weighted average number of ordinary shares in issue during the period.

No calculation diluted loss per share for the three-month periods ended March 31, 2010 and 2009 since the exercise price to purchase ordinary shares are higher than the average market price for the period.

16. Commitment and contingent liabilities with unrelated parties

16.1 The Company with unrelated parties had entered into agreements with various companies, both local and overseas, for the purchase and installation of equipment, to providing telephone services. As of March 31, 2010, the Company had payment commitments amounting to Baht 55 million in respect of the equipment under the foresaid agreements.

16.2 The subsidiary had entered into car rental agreement. The agreement is valid for 4 years. As of March 31, 2010, the subsidiary had payment commitments as follows:

	Unit : Million Baht
Payable within:	
Less than 1 year	2
1 to 4 years	3

16.3 The National Telecommunications Commission (NTC) granted licenses to the subsidiaries as follows:

Company	Type of license	Authorised service	Periods
TT&T Subscriber Services	Type I	Internet service	August 18, 2009 - August 17, 2014
Co., Ltd.	Type I	International calling card service	August 9, 2009 - August 8, 2014
.	Type I	Public telephone service	July 10, 2009 - July 9, 2014
Triple T Global Net Co., Ltd.	Type I	Internet service	September 15, 2008 - September 14, 2014
	Type I	International calling card service and public telephone service	October 24, 2009 - October 23, 2014
	Type II	International internet gateway service and internet network	January 10, 2007 - January 9, 2012
	Type II	Telecom service	December 7, 2007 - December 6, 2022
	Type III	Telecom service	November 22, 2007 - November 21, 2027

The subsidiaries have an obligation to pay license fee and comply with certain conditions as stated in the licenses.

16.4 The Company entered into agreements hiring three persons to fill executive positions, on August 8, 2008 and January 19, 2009. These agreements contain conditions that place obligations on the Company, such that when the executives leave employment with the Company, whether by voluntary resignation or through termination, the Company may pay compensation totaling Baht 64 million. One of the executives is to receive compensation in an amount equal to the latest salary he receives in the month notice of termination is given multiplied by the number of working months remaining until his retirement date (at the date of the agreement this was equal to 138 months), and, as a benefit, a Mercedes Benz S 350 is to be provided as a car with the position. The other 2 executives are to receive compensation in an amount equal to the latest salary they receive in the month notice of termination is given multiplied by 60 months and 36 months, respectively. It appears that the Company has never previously entered into contracts granting this type of entitlement. The contracts were made with directors nominated by the major shareholder, with whom all three directors were previously employed. No approval of these agreements by the Remuneration Committee has been noted. In addition, the conditions do not appear to have been presented to the Audit Committee or the Board of Directors for consideration or acknowledgement, even though they fall under the definition of related transactions of material value. Under the regulations of the Stock Exchange of Thailand such transactions are those with a value of between 0.03% and 3% of a company's net tangible assets, or Baht 2 to 227 million, and approval must be sought for them from the Board of Directors. The Company has informed the Stock Exchange of Thailand on November 6, 2009.

17. Disputes between the Company and TOT

17.1 Change in status of TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with Clause 37 of the Joint Undertaking Agreement, which states that "In case of any change in the status of TOT, all powers and authority held by TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control the Company. In such event, all of the powers and authority held by TOT shall be vested in the Ministry of Transport and Communications". The Central Administrative Court accepted the Company's case for consideration on August 5, 2003. On May 10, 2005, the Central Administrative Court judged in favour of the Company and TOT appealed against this decision. On February 25, 2009, the Supreme Administrative Court affirmed the judgment of the Central Administrative Court that TOT is to desist from exercising authority in those areas where oversight of telecommunications business operations are under the authority of held by TOT which involved NTC were stopped.

17.2 Reimbursement from TOT in bringing and/or allowing other persons to bring "Value added services under the Joint Operate and Joint Investment Agreement" on to the Company's basic telephone network

On April 8, 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, in order to claim against TOT for the reimbursement in bringing and/or allowing other persons to bring value added services on to the Company's basic telephone network, according to the Joint Operate and Joint Investment Agreement between TOT and the Company.

On April 4, 2008, the Company received a ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, dated March 31, 2008, stating that the Arbitrator panel ordered TOT to pay remuneration amounting to Baht 23,778 million, including interest, to the Company for utilising the value added services through the Company's network, pursuant to the Joint Operate and Joint Investment Agreement between TOT and the Company, up to date the award was rendered. In addition, TOT is to pay remuneration for such utilisation to the Company, from April 1, 2005 until the end of the Joint Operate and Joint Investment Agreement. On May 7, 2008, the Company filed a petition with the Civil Court requesting the Court order to enforce TOT to comply with the judgment of the arbitrator. However, on August 22, 2008 TOT filed an objection the Company's petition requesting for the Enforcement of the Arbitration Awards. The Civil Court informed the Company and TOT that this case was being forwarded to the secretary of the Office of the Administrative Court. On January 30, 2009, the Civil Court informed TOT and the Company that both the Central Administrative Court and the Civil Court had the same opinion that the Joint Operate and Joint Investment Agreement is an administrative contract. Therefore, this case was in the jurisdiction of the Central Administrative Court, in this reason the case was transferred to the Central Administrative Court.

On July 1, 2008, TOT filed a petition with the Central Administrative Court seeking to overturn of the judgment of Thai Arbitration Institute, and the Company submitted objections to the petition of TOT to the Central Administrative Court on December 15, 2008. On January 22, 2010, the Company submitted an additional testimony according to the Central Administrative Court order. At present, the dispute is in the process of being considered by the Central Administrative Court. The Company has not reflected the receipt of any of the awards in these financial statements.

17.3 The reduction of tariff for telephone service

TOT, True Corporation Plc. (formerly known as Telecom Asia Corporation Plc.) and the Company mutually agreed on a tariff reduction scheme for market testing for domestic long-distance telephone calls, by applying a service fee rate that was lower than the basic rate as stated in the Joint Operate and Joint Investment Agreement. Subsequently, TOT advised the Company that TOT would further extend the use of the flexible service fee rate for market testing, but the Company did not agree to this and therefore, all three contracting parties were obliged to revert to using the tariff rate as stipulated in the Joint Operate and Joint Investment Agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Joint Operate and Joint Investment Agreement, the Company, which has been authorised by TOT to issue invoices for the service fees, is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate under the Joint Operate and Joint Investment Agreement has caused a severe reduction in the Company's share of income, thereby causing significant impact to the Company's financial position and/or the results of its operations under the Joint Operate and Joint Investment Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT continued with the adjustment of the service fee rate. At the same time, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor had given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Operate and Joint Investment Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and was not entitled to claim any related damages.

On October 21, 2005, the Company lodged a petition with the Thai Arbitration Institute, claiming for compensation from TOT for losses suffered as a result of the adjustment of domestic long-distance charges and the a reduction of revenue sharing from international calls from CAT Telecom Plc., amounting to Baht 2,355 million. TOT submitted a statement of dispute and a counterclaim whereby it restated the amount of revenue that the Company has yet to submit at approximately Baht 1,641 million.

On September 1, 2009, the Arbitrator panel rendered a judgment on the dispute in black case number 116/2548 and red case number 74/2552, whereby it ordered TOT to compensate the Company for damages plus interest in the amount of Baht 2,554 million, for TOT's breach of the concession contract. The Company received the ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary on September 4, 2009. The Company has not reflected the receipt of any of the awards in these financial statements.

On September 18, 2009, TOT sent a letter to the Company, stating that TOT will file a petition with the Central Administrative Court seeking to overturn the judgment of the arbitrator within 90 days from the date when the Office of the Attorney General received a copy of the judgment (September 9, 2009).

On January 8, 2010, the Central Administrative Court informed the Company that TOT had submitted an application for revoking the Thai Arbitration Institute's judgment, and instructed the Company to submit a protest to the Court within 30 days from the date of receiving the letter. The Company had submitted the request for an extension in order to file a protest within 30 days from the date of April 23, 2010. Thus, the Company shall file a protest to the Court by May 21, 2010.

17.4 Logos on public payphone booths

On September 27, 2005, TOT submitted a case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, and make payment for all damages resulting from affixing TT&T logos on the payphones and booths, from October 1997 to September 2005, inclusive, totaling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considered that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising, but was rather for the purpose of maintenance of the assets, as the logo identifies who is responsible for repairing the equipment. Therefore, pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements. On December 16, 2005, the Company filed a defence and a counterclaim with the Thai Arbitration Institute. TOT filed its defence of the Company's counterclaim on February 9, 2006. The Company submitted a statement to the Thai Arbitration Institute requesting it to cease consideration of this dispute. The Thai Arbitration Institute ordered such cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483 until the cause of cessation ends. When consideration can recommence, the parties to the disputer should notify to the Thai Arbitration Institute.

17.5 Equipment transfer

On October 10, 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges, amounting Baht 162 million and non-transfer of the SDH equipment, amounting Baht 3,263 million. Upon receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation. On December 20, 2005, TOT sent a letter informing the Company only of the method of calculating compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action, since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company is obliged to deliver all received revenue to TOT and in turn TOT is to allot part of this revenue to the Company. In the past, both companies had correctly performed their obligators. The Company believes that on the basis of details provided, the claim by TOT regarding this matter is unjustified and can be defended, and accordingly no provision has been made in respect of this claim in the financial statements.

17.6 Building of DLC System

On January 11, 2006, TOT submitted an arbitration claim against the Company with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, with respect to the building of the DLC System and the Company's non-authorised use of telephone numbers in the Samutsakhorn Industrial Estate without approval by TOT. TOT claimed damages of Baht 39.8 million covering the period from April 2003 to December 2005.

On January 19, 2006, the Company received a copy of TOT's arbitration claim. The Management of the Company considered that, the Company has acted fully within its rights under the terms of the Joint Operate and Joint Investment Agreement between TOT and the Company; the Company had delivered all received revenue to TOT. There were therefore no damages to be claimed by TOT and TOT received such revenue sharing, and no provision had been made in respect of this claim in the financial statements. On March 2, 2006, the Company filed a defence of such claim with the Thai Arbitration Institute, and submitted a statement requesting considering this dispute. The Thai Arbitration Institute ordered that it ceased such a cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of cessation is resolved. When the consideration can proceed, the parties to the dispute should inform the Thai Arbitration Institute.

17.7 T-Pin, T-SMS, ADSL and T-Card services

TOT submitted for arbitration a dispute concerning its request for the Company to submit revenue sharing of T-Pin, T-SMS and ADSL services during the early stage of operations as well as the additional revenue sharing from T-Card service, together totaling Baht 111 million. On October 17, 2007, the Company, as the objector, prepared and submitted a statement of objection and a counterclaim the amount of Baht 521 million, including interest, seeking to have TOT pay, and submitted a statement requesting that it ceased consideration of this dispute. The Thai Arbitration Institute ordered such a cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of cessation is resolved. When deliberation is able to proceed, the parties to the dispute should inform the Thai Arbitration Institute.

17.8 Revenues from long-distance telephone service at economic price

Since the 1st quarter of 2006, the Company has received correspondence from TOT regarding Y-Tel 1234 revenue. The Company and TOT are in the process of providing clarification of or reaching a conclusion on this matter.

17.9 Criminal complaint filed by TOT

TOT filed criminal complaint against the Company with police officers in various areas, alleging that the Company used network equipment that was transferred to TOT for procuring benefit without permission, which constitutes a criminal act.

However, at present, the inquiry official or police and/or public prosecutors have yet to order legal proceeding against the Company in some areas.

17.10 Criminal cases between TOT and the Company

On February 6, 2008, TOT filed a criminal case with Phuket Provincial Court, alleging that the Company and its directors had used network equipment that had been transferred to TOT without permission.

On April 21, 2008, the Company countersued in a criminal case lodged with the Phuket Provincial Court alleging that TOT had made a false statement in filing the above criminal case against the Company.

On May 20, 2009, according to the Meeting No. 1/2552 of coordinate committee pursuant to section 31 of the Joint Operate and Joint Investment Agreement between TOT and the Company, the committee had reached the conclusion that all pending criminal and civil cases relating to criminal cases shall be terminated. Both parties were required to propose for approval with details and consequences from the cases.

On July 9, 2009, the Company had already withdrawn the criminal case with the Phuket Provincial Court.

At present, the criminal case in which TOT is the plaintiff has been set for the continued reconciliation by the court on July 21, 2010.

17.11 The excess payments of revenue sharing to the Company under the Joint Operate and Joint Investment Agreement

On January 22, 2008, TOT submitted a claim to the Thai Arbitration Institute, seeking the return from the Company of the excess revenue sharing that the Company had received from TOT under the Joint Operate and Joint Investment Agreement, amounting to Baht 700 million, together with interest. The Company believes that the claimed amount is the excise tax that the Company deducted from the revenue sharing with TOT and submitted to the Excise Department, in compliance with a 2003 Cabinet resolution. As the respondent, the Company received a copy of the complaint and submitted a request to the Thai Arbitration Institute for an extension of the time for submission of its response. The Thai Arbitration Institute granted the Company an extension until May 9, 2008. The Company submitted a statement to the Thai Arbitration Institute requesting that it cease consideration of this dispute, and the Thai Arbitration Institute ordered such cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of the cessation is resolved. When the consideration of the dispute can proceed, the parties to the dispute should inform the Thai Arbitration Institute.

17.12 TOT filing application to attend creditors' meeting called to select a plan preparer of the Company

On December 19, 2008, TOT filed on application to attend the creditors' meeting called to select a plan preparer, on the grounds that the Company owed a principal amount of Baht 28,297 million, and interest of Baht 1,703 million, calculated up to the date of issuing the court order for business reorganization, on a total amount of Baht 30,000 million, which included debts from normal transactions of Baht 352 million (the Official Receiver accepted a figure of Baht 345 million for voting purposes) included in the liabilities in the financial statements, and the remaining amount of Baht 29,648 million (the Official Receiver accepted a figure of Baht 21,590 million for voting purposes) comprised the disputes as disclosed above, other disputes and all disputes that the Thai Arbitration Institute ceased considering pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483.

Notwithstanding, the Official Receiver issued an order to allow TOT to have voting rights at the creditors' meeting based on indebtedness amounting to Baht 21,935 million. On January 14, 2009, the Official Receive announced a resolution of creditors meeting that the Company was appointed as a plan preparer. However, certain loan creditors had objected to the appointment of the Company as the plan preparer and a meeting between the Official Receiver and the creditors was scheduled on May 12, 2009 to consider the objection. Later, the creditors requested to withdrew the objection and the court allowed and dismissed the pending case because the Central Bankruptcy Court, on April 8, 2009, issued an order to the Official Receiver to recall the meeting of creditors within 40 days to elect a new plan preparer.

The second creditors' meeting was held on May 18, 2009 in which the Company and P Planner Co., Ltd. (presented by Avenue Asia) were two candidates for a new plan preparer. The Official Receiver declared that there were two creditors whose voting rights were objected to and continued the meeting to elect a new rehabilitation plan preparer. The meeting was interrupted because a meeting attendee had objected to the declared liability of a creditor. The Official Receiver adjourned the meeting and announced that the next meeting would be held on June 2, 2009.

On June 2, 2009, the Official Receiver announced that those two creditors whose voting rights were previously objected to had the voting rights in the creditors' meeting and announced the creditors' meeting result that P Planner Co., Ltd. was appointed as the rehabilitation plan preparer for the Company pursuant to section 90/17 of the Bankruptcy Act B.E. 2483. In this regard, the Central Bankruptcy Court ordered that TOT had voting rights in the creditors' meeting with liabilities amounting to Baht 4,849 million (the latest liability that TOT claimed to the Official Receiver is total Baht 30,285 million).

After the court ordered the appointment of plan preparer, creditors may then file claims for settlement of debts. The Company has the right to inspect and dispute claims with which the Company disagrees. The Company continues to dispute the sums claimed by creditors and has a further opportunity to object to these debts at the proof of debt stage of the rehabilitation process. Consequently, it has continued to disclose of these items as contingent liabilities rather than providing for all, or part, of these sums, as liabilities in the financial statements.

On October 29, 2009, TOT filed claims for 63 debts, on the grounds that the Company owed principal of Baht 29,938 million, interest of Baht 7,049 million and VAT of Baht 1,722 million, or a total amount of Baht 38,709 million. On January 12, 2010, the Company submitted a protest against TOT's claim to the Official Receiver. At present, the case has been under the process of inquiring debtors by the Official Receiver.

17.13 Complaints between a subsidiary and TOT

In 2008, TT&T SS was sued by TOT seeking compensation in the amount of Baht 24 million and alleging that the TT&T SS had illicitly used telephone signal and internet protocol of TOT. The case is under consideration by the Court. The management cf TT&T SS is confident that no significant losses will be incurred as a result of the lawsuits and no provision has therefore been made against the contingent liability in the accounts.

18. Reclassification

Certain amounts in the balance sheets as of December 31, 2009 and income statement for the three-month period ended March 31, 2009 have been reclassified to conform to the current period classification but with no effect to previously reported net loss or shareholders' equity. The reclassifications are as follows:

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	As reclassified	As previously reported	As reclassified	As previously reported
Trade accounts receivable - net	3,011	2,836	3,294	3,121
Input tax pending payments	178	171	91	84
Accrued services income	-	127	-	126
Trade accounts payable	3,253	3,167	2,386	2,300
Unearned revenue	79	117	20	58
Undue output tax	181	174	92	86
Sales and services income	69	66	1	1
Other income	27	29	93	93
Cost of sales and services	1,794	1,488	988	699
Selling and servicing expenses	89	59	38	3
Administrative expenses	430	763	367	690
Finance cost	302	305	303	302

19. Approval of interim financial statements

These interim financial statements were authorised for issue by the rehabilitation plan preparer on May 13, 2010.